Systemax Proxy Statement and 2008 Annual Report to Stockholders

Dear Fellow Stockholders,

When I wrote to you a year ago, we had just completed the greatest year in our Company's history. Our core business segments – Technology Products and Industrial Products – both reported all-time records during 2007 in both revenues and operating income. We had just completed the CompUSA acquisition and were hard at work on integration. Our significant investment since the early 2000s in the Hosted Software business appeared to be on the verge of paying off with anticipated go-lives of several large external customers. We had some concerns about the macro economic climate, but the storm clouds appeared to be distant and not too dark. Now, a year later, things look very different – in both our internal business segments and the external macroeconomic climate, which quite frankly is unlike anything we could have reasonably foreseen. While we believe the current business environment is the most challenging in several generations, we also believe it is presenting our Company with unprecedented growth opportunities. I will outline below some of the key accomplishments and disappointments in each of our business segments below.

Consolidated Company

During 2008, our revenues grew by 9% to over $3.0 billion; our operating income was $83 million; our net income was $53 million, or $1.41 per diluted share; our operating cash flow was $82 million and we paid our second special dividend of $1.00 per share. As of December 31, 2008, our working capital was over $250 million; we had no debt outstanding other than small capitalized leases; our $120 million credit facility was undrawn; and our stockholders' equity was $334 million. We remain a profitable company and our balance sheet is strong and liquid. Although our 2008 final results fell short of our expectations, I am extremely proud of our financial performance (in light of the economy); our strategic accomplishments; the strength of our balance sheet and our overall strategic positioning in our industries.

Technology Products

The major event during 2008 was the CompUSA acquisition. We acquired the ecommerce business (compusa.com URL, trademarks and tradenames, customer names/addresses and miscellaneous other intangible assets) and closed on the acquisition during January. We immediately launched our new compusa.com website with our new products, content and approach to ecommerce. We assumed leases on 16 of old CompUSA's over 200 brick and mortar retail store locations during February and March. Upon receiving the keys to the stores, we cleaned them up, filled them with inventory from our distribution center, installed point of sale equipment, and hired and trained hundreds of associates from the local markets to work in and manage the stores. We opened the stores generally one to two weeks after receiving the keys from old CompUSA and steadily have increased customer traffic since then. We also conceptualized our revolutionary Retail 2.0 merchandising approach and deployed it successfully to our flagship Dadeland location. The combined CompUSA ecommerce and retail operations generated significant sales revenue during 2008 and were profitable, but they are not yet at the levels they are capable of producing. During 2009, we are rebranding all existing TigerDirect retail stores in the U.S. under the CompUSA brand; opening "B2B" call centers in Texas, Idaho and South Dakota; continuing the rollout of Retail 2.0 to more stores, and implementing a new point of sale solution for all of our retail stores to improve operating efficiency.

In our TigerDirect business, we saw mixed results during the year in our various sales channels. Our core TigerDirect.com "B2C" web business continued to grow successfully, and it continues as one of the top rated ecommerce sites for computers and consumer electronics in the United States. Our TigerDirect "B2B" business had mixed results, impacted by a general slowdown in corporate purchasing late in the year. Our TigerDirect retail stores continued to show strong growth and profitability.

Some of our European businesses reported sales and earnings growth during 2008 and some reported declines. We have physical presence in 7 countries and sell into 14 countries. Our local management teams and the economic conditions in each individual country are not identical, and our 2008 results reflect that. Our largest European business is located in the United Kingdom and we were pleased with its performance, as well as its successful launching of ecommerce in the Republic of Ireland during the year. We also reported strong results in France and The Netherlands. Our results in Germany, Italy, Spain and Sweden were disappointing and we are working to improve those businesses.

Industrial Products

In our Industrial Products segment, the first half of the year was very different from the second half. During the first six months, sales grew at double digit rates, as in the previous several years. However, during the 3rd quarter, growth slowed to low single digits, and midway through the 4th quarter sales declined significantly compared to last year, and that sales decline rate has continued into early 2009. We have reacted to the sales slowdown by selected cost reduction initiatives, and we continue closely monitoring our costs in every area. During 2008, we rolled out an entirely new website, which provides the ability to display an increased number of products in a user friendly browsing environment. We expanded our product lines to include janitorial, maintenance, lighting, safety and packaging products and anticipate adding more product lines during 2009.

Software Solutions

As you know, we have invested a significant amount of time and money in our ProfitCenter Software business. We use the product internally in our Industrial Products business, and it was designed and developed for use by other multichannel direct marketing companies in a hosted environment. We have successfully taken a number of relatively small external customers live on the product over the past several years. However, we have struggled managing the costs of development, implementation, and hosting at a commercial service level. We have significantly narrowed the focus of this business over the past several quarters and implemented cost reduction initiatives, trying to establish a sustainable business model. We are closely monitoring the business and will take additional actions if necessary.

I appreciate the support of our stockholders, the confidence of our customers and vendors, and the efforts of our employees in helping our Company grow and improve during 2008, while maintaining profitability. I hope that, after reading this letter, you share my confidence that with continued successful management, our Company's best days are yet to come.

Sincerely,

Richard Leeds

Richard Leeds
Chairman and Chief Executive Officer
April 30, 2008

TO RECEIVE ADDITIONAL INFORMATION ON THE COMPANY PLEASE SEND A WRITTEN REQUEST TO:

INVESTOR RELATIONS:
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050
516-608-7000 ext. 7181
Email: investinfo@systemax.com
Web Site: http://www.systemax.com

TRANSFER AGENT:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 212-936-5100
Email: info@amstock.com
Web Site: http://www.amstock.com

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

STOCK EXCHANGE:
The Company's shares are traded on the
New York Stock Exchange under the symbol SYX.

CORPORATE GOVERNANCE
Copies of the Company's 2008 Annual Report on Form 10-K, Proxy Statement for the 2009 Annual Meeting, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission are available online at www.systemax.com or to stockholders without charge upon written request to the Company's address listed above, Attention: Investor Relations. In addition, on the Corporate Governance page of the Company's website, www.systemax.com, stockholders can view the Company's Corporate Ethics Policy, Audit Committee Charter, Compensation Committee Charter, Nominating/Corporate Governance Committee Charter and Corporate Governance Guidelines and Principles.

The most recent certifications by the Company's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K. The Company has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of New York Stock Exchange Listed Company Manual.

Systemax Inc. (www.systemax.com), a Fortune 1000 company, sells personal computers, computer supplies and accessories, consumer electronics and industrial products through branded e-commerce web sites, direct mail catalogs, relationship marketers and retail stores in North America and Europe. The primary brands are TigerDirect, CompUSA, Misco and Global Industrial. It also manufactures and sells computers and accessories under the Systemax and Ultra brands.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

SCHEDULE 14A INFORMATION

Proxy Statement pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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Systemax Inc.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

April 30, 2009

Dear Stockholders:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of Systemax Inc. (the "Company") which will be held at the Company's corporate offices, located at 11 Harbor Park Drive, Port Washington, New York at 2:00 p.m. on Friday, June 12, 2009. Your Board of Directors looks forward to greeting those stockholders who are able to attend. On the following pages you will find the formal Notice of Annual Meeting and Proxy Statement.

Whether or not you plan to attend the meeting in person, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, please vote your shares over the internet at *www.proxyvote.com* or by telephone at (800) 690-6903 until 11:59 PM (EDT) on June 11, 2009, or if you received a paper proxy card, date, sign and return the proxy card as soon as possible in the envelope provided or to the address set forth in the voting instructions therein. Your cooperation will ensure that your shares are voted.

I hope that you will attend the Annual Meeting, and I look forward to seeing you there.

Sincerely,

RICHARD LEEDS
Chairman and Chief Executive Officer

Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 12, 2009

Dear Stockholders:

The 2009 Annual Meeting of the Stockholders of Systemax Inc. (the "Company") will be held at the Company's offices, 11 Harbor Park Drive, Port Washington, New York, on Friday, June 12, 2009 at 2:00 p.m. for the following purposes, as more fully described in the accompanying proxy statement:

1. To elect the Company's Board of Directors;

2. To consider and vote upon a proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants; and

3. To transact such other business as may properly come before the meeting and any and all adjournments or postponements thereof.

The Board of Directors has fixed the close of business on April 22, 2009 as the record date for the determination of the stockholders entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof.

Stockholders are invited to attend the meeting. Whether or not you expect to attend, we urge you to vote your shares. YOU CAN VOTE YOUR SHARES OVER THE INTERNET AT *www.proxyvote.com* OR BY TELEPHONE AT (800) 690-6903 UNTIL 11:59 PM (EDT) ON JUNE 11, 2009. IF YOU RECEIVED A PAPER PROXY CARD BY MAIL, YOU MAY ALSO VOTE BY SIGNING, DATING, AND RETURNING THE PROXY CARD IN THE ENVELOPE PROVIDED OR TO THE ADDRESS SET FORTH IN THE VOTING INSTRUCTIONS CONTAINED THEREIN. If you attend the meeting, you may vote your shares in person, which will revoke any previously executed proxy.

If your shares are held of record by a broker, bank or other nominee and you wish to attend the meeting, you must obtain a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares and bring it to the meeting. In order to vote your shares at the meeting, you must obtain from the record holder a proxy issued in your name.

Regardless of how many shares you own, your vote is very important. PLEASE VOTE YOUR SHARES OVER THE INTERNET OR BY TELEPHONE OR IF YOU RECEIVED A PAPER PROXY CARD BY MAIL, SIGN, DATE, AND RETURN THE PROXY CARD IN THE ENVELOPE PROVIDED TODAY.

Sincerely,

CURT S. RUSH
General Counsel and Secretary

Port Washington, New York
April 30, 2009

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 12, 2009.

Our Proxy Statement and Annual Report are available online at:

www.proxyvote.com

Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the "Board") of Systemax Inc., a Delaware corporation (the "Company"), for the 2009 Annual Meeting of Stockholders of the Company to be held on June 12, 2009 (the "Annual Meeting"). The Company has made the proxy materials available to stockholders of record as of the close of business on April 22, 2009 at *www.proxyvote.com* beginning on April 30, 2009 and is first mailing such materials to stockholders that requested printed copies of such materials on or about April 30, 2009.

You can ensure that your shares are voted at the meeting by voting your shares over the internet at *www.proxyvote.com* or by telephone at (800) 690-6903 until 11:59 PM (EDT) on June 11, 2009 or by signing, dating and promptly returning a proxy, if you received a proxy by mail, in the envelope provided or to the address contained in the voting instructions therein. Voting your shares over the internet, by telephone or by sending in a signed proxy will not affect your right to attend the meeting and vote in person. Stockholders of record may revoke their proxy at any time before it is voted by notifying the Company's Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038, Attention: Proxy Department, in writing, or by executing and delivering a subsequently dated proxy to the address contained in the voting instructions in the proxy, which revokes your previously executed proxy. Beneficial holders whose shares are held of record by a broker, bank or other nominee may revoke their proxy at any time before it is voted by following the instructions of their broker, bank or other nominee.

The Company's principal executive offices are located at 11 Harbor Park Drive, Port Washington, New York 11050.

Voting Procedures

Proxies will be voted as specified by the stockholders. Where specific choices are not indicated, proxies will be voted for proposals 1 and 2. If any other matters properly come before the Annual Meeting, the persons named in the proxy will vote at their discretion. Under the Delaware General Corporation Law and the Company's Amended and Restated Certificate of Incorporation and By-Laws, (1) the affirmative vote of a plurality of the outstanding shares of common stock of the Company (the "Shares") entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required to elect the nominated directors of the Board (Proposal 1) and (2) the affirmative vote of a majority of the outstanding Shares entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants (Proposal 2).

A quorum is representation in person or by proxy at the Annual Meeting of at least a majority of the outstanding Shares. Abstentions will be treated as votes cast on particular matters as well as shares present and represented for purposes of establishing a quorum, with the result that an abstention has the same effect as a negative vote. Where nominee record holders do not vote on specific issues because they did not receive specific instructions on such issues from the beneficial owners, such broker non-votes will not be treated as votes cast on a particular matter, and will therefore have no effect on the vote, but will be treated as shares present or represented for purposes of establishing a quorum.

If your shares are held through a broker, bank or other nominee, you must provide voting instructions to such record holder in accordance with such record holder's requirements in order to ensure that your shares are properly voted. Under the rules of the New York Stock Exchange, member brokers who do not receive instructions from beneficial owners will be allowed to vote on the election of directors of the Board, or the Directors, and on the ratification of the independent accountants.

A list of stockholders of the Company satisfying the requirements of Section 219 of the Delaware General Corporation Law shall be available for inspection for any purpose germane to the Annual Meeting during normal business hours at the offices of the Company at least ten days prior to the Annual Meeting.

On April 22, 2009, the record date, there were outstanding and entitled to vote (excluding Company treasury shares) 36,628,782 Shares entitled to one vote per share. Stockholders will not be entitled to appraisal rights in connection with any of the matters to be voted on at the Annual Meeting.

Internet Posting of Proxy Materials

Why did I receive a notice regarding the internet availability of proxy materials instead of paper copies of the proxy materials?

This year, we are using the Securities and Exchange Commission, or SEC, "notice only" rule that allows us to furnish our proxy materials over the internet to our stockholders instead of mailing paper copies of those materials to each stockholder. As a result, beginning on or about April 30, 2009, we sent to most of our stockholders by mail a notice containing instructions on how to access our proxy materials over the internet and vote online. This notice is not a proxy card and cannot be used to vote your shares. If you received only a notice this year, you will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the notice or on the website referred to in the notice.

The proxy statement and annual report on Form 10-K for fiscal year 2008 are available at *www.proxyvote.com*.

If you own shares of common stock in more than one account—for example, in a joint account with your spouse and in your individual brokerage account—you may have received more than one notice. To vote all of your shares by proxy, please follow each of the separate proxy voting instructions that you received for your shares of common stock held in each of your different accounts.

How can I receive my proxy materials electronically in the future?

Although you may request paper copies of the proxy materials, we would prefer to send proxy materials to stockholders electronically. Stockholders who sign up to receive proxy materials electronically will receive an e-mail prior to next year's annual meeting with links to the proxy materials, which may give them faster delivery of the materials and will help us save printing and mailing costs and conserve natural resources. Your election to receive proxy materials by e-mail will remain in effect until you terminate your election. To receive proxy materials electronically by e-mail in the future, follow the instructions described in the notice.

What is "householding"?

SEC rules allow a single copy of the proxy materials or the notice of internet availability of proxy materials to be delivered to multiple stockholders sharing the same address and last name, or who we reasonably believe are members of the same family in a manner provided by such rules. This practice is referred to as "householding" and can result in significant savings of paper and mailing costs. In accordance with SEC rules, stockholders sharing the same address and last name, or who we reasonably believe are members of the same family, will receive one copy of the proxy materials or notice of internet availability of proxy materials.

ELECTION OF DIRECTORS
Proposal No. 1 on Proxy Card

At the Annual Meeting, eight Directors are to be elected to serve until their successors have been elected and qualified. Information regarding such nominees is set forth below.

The accompanying proxy will be voted for the election of the Board's nominees unless contrary instructions are given. If any Board nominee is unable to serve, which is not anticipated, the persons named as proxies intend to vote, unless the Board of Directors reduces the number of nominees, for such other person or persons as the Board of Directors may designate.

Except as otherwise indicated herein, each of the nominees has served as a director during fiscal year 2008. Mr. Reinhold, the Company's Executive Vice President and Chief Financial Officer, was elected as a Director on March 3, 2009. Ms. Adler-Kravecas has been nominated by the Board for election at the Annual Meeting. If voting by proxy with respect to the election of Directors, stockholders may vote in favor of all nominees, withhold their votes as to all nominees or withhold their votes for specific nominees.

There were no arrangements or understandings between any Director or nominee for Director and any other person pursuant to which such person was selected as a Director or nominee for Director. There are no family relationships among any of our Directors executive officers or nominees for Director or executive officer, except that Richard Leeds, Bruce Leeds and Robert Leeds are brothers.

Nominees

Name of Nominee	Principal Occupation	Age	Director Since
Richard Leeds	Chairman and Chief Executive Officer of the Company	49	April 1995
Bruce Leeds	Vice Chairman of the Company	53	April 1995
Robert Leeds	Vice Chairman of the Company	53	April 1995
Gilbert Fiorentino	Chief Executive of the Company's Technology Products Group	49	May 2004
Lawrence P. Reinhold	Executive Vice President and Chief Financial Officer of the Company	49	March 2009
Robert D. Rosenthal	Chairman and Chief Executive Officer of First Long Island Investors LLC	60	July 1995
Stacy S. Dick	Managing Director of Rothschild Inc.	52	November 1995
Marie Adler-Kravecas	Retired President of Myron Corporation	49	N/A

Richard Leeds joined the Company in 1982 and has served as Chairman and Chief Executive Officer of the Company since April 1995. Mr. Leeds graduated from New York University in 1982 with a B.S. degree in Finance.

Bruce Leeds joined the Company in 1977 and has served as Vice Chairman of the Company since April 1995. Mr. Leeds also served as President of International Operations of the Company from 1990 until March 2005. Mr. Leeds graduated from Tufts University in 1977 with a B.A. degree in Economics.

Robert Leeds joined the Company in 1977 and has served as Vice Chairman of the Company since April 1995. Mr. Leeds also served as President of Domestic Operations of the Company from April 1995 until March 2005. Mr. Leeds graduated from Tufts University in 1977 with a B.S. degree in Computer Applications Engineering.

Gilbert Fiorentino joined the Company in 1995 as President of Tiger Direct, Inc. a subsidiary of the Company and has served as Chief Executive of the Company's Technology Products Group and as a Director of the Company since 2004. Mr. Fiorentino graduated from the University of Miami in 1981 with a B.S. degree in Economics and graduated from the University of Miami Law School in 1984.

Lawrence P. Reinhold joined the Company in January 2007 and has served as Executive Vice President and Chief Financial Officer of the Company since that date. In addition, Mr. Reinhold has served as a Director since March 2009. Mr. Reinhold was a business, finance and accounting consultant in 2006. Previously he was Executive Vice President and Chief Financial Officer of Greatbatch, Inc., a publicly traded developer and manufacturer of components used in implantable medical devices from 2002 through 2005; Executive Vice President and Chief Financial Officer of Critical Path, Inc. a publicly traded communications software company in 2001; and a Managing Partner of PricewaterhouseCoopers LLP with responsibility for its Technology, Information, Communications, Media and Entertainment industry practice in the Midwestern United States from 1998 until 2000 (and held other positions at that firm from 1982 until 2000). He received his B.S. degree *summa cum laude* in Business Administration in 1982 and his M.B.A. in 1987 from San Diego State University and received his Certified Public Accountant license in California in 1984.

Robert D. Rosenthal has served as a Director of the Company since July 1995. He has been the lead independent director since October 2006. Mr. Rosenthal is Chairman and Chief Executive Officer of First Long Island Investors LLC, which he co-founded in 1983. Mr. Rosenthal is a 1971 *cum laude* graduate of Boston University and a 1974 graduate of Hofstra University Law School.

Stacy S. Dick has served as a Director of the Company since November 1995. Mr. Dick became a Managing Director of Rothschild Inc. in January 2004 and has served as an executive of other entities controlled by Rothschild family interests since March 2001. Mr. Dick graduated from Harvard University with an A.B. degree *magna cum laude* in 1978 and a Ph.D. in Business Economics in 1983. He has served as an adjunct professor of finance at the Stern School of Business (NYU) since 2004.

Marie Adler-Kravecas joined Myron Corporation, an international, business-to-business direct marketing company, in 1984 and served as President from 1999 to 2004. In 2005, Ms. Adler-Kravecas founded Wellconnected, LLC, a consumer direct marketing company which was sold in 2008. Ms. Adler-Kravecas is currently retired. Ms. Adler-Kravecas received a B.S. degree in Marketing and Business Administration from George Washington University in 1981. She has been a member of the Young President's Organization since 2003 and The Executive Group from 2004 to 2008. Ms. Adler-Kravecas has been on the Board of the Children's Aid and Family Service since 2004.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF ALL THE DIRECTOR NOMINEES, WHICH IS DESIGNATED AS PROPOSAL NO. 1.

CORPORATE GOVERNANCE

Independence of Directors

In connection with its annual review of director independence, the Board has determined that each of the following Directors or nominees of the Company meets the standards for independence required by the New York Stock Exchange and SEC rules: Robert D. Rosenthal, Stacy S. Dick and Marie Adler-Kravecas. In addition, Ann Leven met the standards for independence in 2008. The Board made this determination based on (a) the absence of any of the express disqualifying criteria relating to director independence set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and (b) the criteria for independence required of audit committee directors by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

As a "controlled company," the Company is exempt from the New York Stock Exchange requirement that listed companies have a majority of independent directors. A "controlled company" is defined by the New York Stock Exchange as a company of which more than 50% of the voting power is held by an individual, group or other company. The Company is a "controlled company" in that more than 50% of the voting stock of the Company, in the aggregate, is owned by certain members of the Leeds family (including Richard Leeds, Robert Leeds and Bruce Leeds, each of whom is an officer and Director of the Company) and certain Leeds' family trusts (collectively, the "Leeds Group"). The members of the Leeds Group have entered into a Stockholders Agreement with respect to certain Shares they each own. See "Transactions With Related Persons" below.

Meetings of Non-Management Directors

The New York Stock Exchange requires the "non-management directors" of a NYSE-listed company to meet at regularly scheduled executive sessions without management and to disclose in their annual proxy statements (1) the name of the non-management director who is chosen to preside at all regularly-scheduled executive sessions of the non-management members of the board of directors and (2) a method for interested parties to communicate directly with the presiding director or with the non-management directors as a group. The Board's non-management directors meet separately in executive sessions, chaired by the Lead Independent Director (currently Robert D. Rosenthal), at least quarterly.

Corporate Governance Guidelines

The Company has adopted Corporate Governance Guidelines, which are available on the Corporate Governance page of our website at *www.systemax.com*. A copy can also be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Corporate Ethics Policy

The Company has adopted a Corporate Ethics Policy that applies to all employees of the Company including the Company's Chief Executive Officer, Chief Financial Officer and Controller, its principal accounting officer. The Corporate Ethics Policy is designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws and regulations, full and accurate disclosure of information requiring public disclosure and the prompt reporting of Policy violations. The Company's Corporate Ethics Policy is available on the Company's website (*www.systemax.com*). A copy can also be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050. We intend to disclose on our website, in accordance with applicable laws and regulations, amendments to, or waivers from, our Corporate Ethics Policy.

Stockholder Communications with Directors

Stockholders of the Company who wish to communicate with the Board or any individual Director can write to Systemax Inc., Attention: Investor Relations, 11 Harbor Park Drive, Port Washington, NY 11050. Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter of your inquiry, management will forward the communication to the Director or Directors to whom it is addressed; attempt to handle the inquiry directly, as might be the case if you request information about the Company or it is a stockholder related matter; or not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to any requesting Director.

Interested parties wishing to communicate directly with the Lead Independent Director or the non-management members of the Board as a group should address their inquires by mail sent to the attention of Robert D. Rosenthal, Lead Independent Director, at the Company's principal executive office located at 11 Harbor Park Drive, Port Washington, NY 11050. All communications will be promptly relayed to the appropriate recipient(s).

Interested parties wishing to communicate directly with the Chairman of the Audit Committee or the Audit Committee as a group should address their inquires by mail to the attention of the Audit Committee at the Company's principal executive office located at 11 Harbor Park Drive, Port Washington, NY 11050. All communications will be promptly relayed to the appropriate recipient(s).

Director Attendance at Annual Meetings

At last year's annual meeting, held on June 12, 2008, all of the Directors attended the meeting. The Company does not have a policy with regards to Directors' attendance at annual stockholder meetings.

Board Meetings

During fiscal year 2008, the Board of Directors held five meetings, the Audit Committee held ten meetings, the Compensation Committee held four meetings, the Nominating/Corporate Governance Committee held four meetings and the Executive Committee held no meetings. All of the Directors attended at least 75% of all of the meetings of the Board and the respective committees of the Board of which they were members.

Committees of the Board

The Board of Directors has the following standing committees:

Audit Committee

The Audit Committee is appointed by the Board to assist the Board with oversight of (i) the integrity of the financial statements of the Company, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independence and qualifications of the Company's external auditors, and (iv) the performance of the Company's internal audit function and external auditors. It is the Audit Committee's responsibility to retain or terminate the Company's independent registered public accountants, who audit the Company's financial statements, to prepare the Audit Committee report that the Securities and Exchange Commission requires to be included in the Company's Annual Proxy Statement. (See "Report of the Audit Committee" below.) As part of its activities, the Audit Committee meets with the Company's independent registered public accountants at least annually to review the scope and results of the annual audit and quarterly to discuss the review of the quarterly financial results. In addition, the Audit Committee receives and considers the independent registered public accountants'c omments and recommendations as to internal controls, accounting staff, management performance and auditing procedures. The Audit Committee is also responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls and auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee Charter was amended in February 2009. A copy of the Audit Committee Charter is available on the Company's website, *www.systemax.com*, or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

The current members of the Audit Committee are Stacy S. Dick, Robert D. Rosenthal and Ann Leven (Chairperson). Ms. Leven has informed the Company that she intends to retire from the Board effective as of June 12, 2009, the date of the Annual Meeting. It is anticipated that if Ms. Adler-Kravecas is elected to the Board at the Annual Meeting, she will serve on the Audit Committee. None of the current members or nominees of the Audit Committee are officers or employees of the Company. The Committee meets regularly both with and without management participation. As noted above, in the judgment of the Board, each of the members of the Audit Committee meets the standards for independence required by the rules of the Securities and Exchange Commission and New York Stock Exchange. In addition, the Board has determined that Mr. Dick and Mr. Rosenthal are "audit committee financial experts" as defined by regulations of the Securities and Exchange Commission.

The Company does not have a standing policy on the maximum number of audit committees of other publicly owned companies on which the members of the Audit Committee may serve. However, if a member of the Audit Committee simultaneously serves on the audit committee of more than two other publicly-owned companies, the Board must determine whether such simultaneous service would impair the ability of such member to effectively serve on the Audit Committee. Any such determination will be disclosed in the Company's annual proxy statement.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee's responsibilities include, among other things (i) identifying individuals qualified to become Board members and recommending to the Board nominees to stand for election at any meeting of stockholders, (ii) identifying and recommending nominees to fill any vacancy, however created, in the Board, and (iii) developing and recommending to the Board a code of business conduct and ethics and a set of corporate governance principles (including director qualification standards, responsibilities and compensation) and periodically reviewing the code and principles. The current members of the Nominating/Corporate Governance Committee are Robert D. Rosenthal (Chairman), Stacy S. Dick and Ann Leven. It is anticipated that if Ms. Adler-Kravecas is elected to the Board at the Annual Meeting, she will serve on the Nominating/Corporate Governance Committee. In nominating candidates to become Board members, the Committee shall take into consideration such factors as it deems appropriate, including the experience, skill, integrity and background of the candidates. The Committee may consider candidates proposed by management or stockholders but is not required to do so. The Committee does not have any formal policy with regard to the consideration of any Director candidates recommended by the security holders or any minimum qualifications or specific procedure for identifying and evaluating nominees for Director as the Board does not believe that such a formalistic approach is necessary or appropriate at this time.

The Nominating/Corporate Governance Committee Charter was amended in February 2009. The Nominating/Corporate Governance Committee Charter is available on the Company's website (*www.systemax.com*) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Stockholder Nominations for Director

Stockholders may propose candidates for Board membership by writing to Systemax Inc., Attention: Nominating/Corporate Governance Committee, 11 Harbor Park Drive, Port Washington, NY 11050 so that the nomination is received by the Company by February 12, 2010 to be considered for the 2010 annual meeting. Any such proposal shall contain the name, Company security holdings and contact information of the person making the nomination; the candidate's name, address and other contact information; any direct or indirect holdings of the Company's securities by the nominee; any information required to be disclosed about directors under applicable securities laws and/or stock exchange requirements; information regarding related party transactions with the Company and/or the stockholder submitting the nomination; any actual or potential conflicts of interest; the nominee's biographical data, current public and private company affiliations, employment history and qualifications and status as "independent" under applicable securities laws and stock exchange requirements. Nominees proposed by stockholders will receive the same consideration as other nominees.

Compensation Committee

The Compensation Committee's responsibility is to review and approve corporate goals relevant to the compensation of the Chief Executive Officer and, after an evaluation of the Chief Executive Officer's performance in light of such goals, to set the compensation of the Chief Executive Officer. The Compensation Committee also approves (a) the annual compensation of the other executive officers of the Company, (b) the annual compensation of certain subsidiary managers, and (c) all individual stock-based incentive grants. The Committee is also responsible for reviewing and making periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company including the Company's incentive-based and equity-based compensation plans. The Compensation Committee also prepares an annual report on executive compensation for inclusion in the annual proxy statement. (See "Compensation Committee Report to Stockholders" below.) The current members of the Compensation Committee are Stacy S. Dick (Chairman), Robert D. Rosenthal and Ann Leven. It is anticipated that if Ms. Adler-Kravecas is elected to the Board at the Annual Meeting, she will serve on the Compensation Committee.

The Compensation Committee Charter was amended in February 2009. The Compensation Committee Charter is available on the Company's website (*www.systemax.com*) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Executive Committee

The Executive Committee consists of the Chairman of the Board and any Vice Chairman and such other Directors as may be named thereto by the Board. The current members of the Executive Committee are Messrs. Richard Leeds, Robert Leeds, Bruce Leeds and Robert D. Rosenthal, the Lead Independent Director. Among other duties as may be assigned by the Board from time to time, the Executive Committee is authorized to oversee the operations of the Company, supervise the executive officers of the Company, review and make recommendations to the Board regarding the strategic direction of the Company and review and make recommendations to the Board regarding all possible acquisitions or other significant business transactions. The Executive Committee is also authorized to manage the affairs of the Corporation between meetings of the Board; the Committee has all of the powers of the Board not inconsistent with any provisions of the Delaware General Corporation Law, the Company's Certificate of Incorporation or By-Laws or other resolutions adopted by the Board but does not generally exercise such authority.

REPORT OF THE AUDIT COMMITTEE*

The Audit Committee of the Board operates under its charter, which was originally adopted by the Board in 2000 and revised in February 2003, August 2006 and February 2009. Management is responsible for the Company's internal accounting and financial controls, the financial reporting process, the internal audit function and compliance with the Company's policies and legal requirements. The Company's independent registered public accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuance of a report thereon; they also perform limited reviews of the Company's unaudited quarterly financial statements.

The Audit Committee's responsibility is to engage the independent registered public accountants, monitor and oversee these accounting, financial and audit processes and report its findings to the full Board. It also investigates matters related to the Company's financial statements and controls as it deems appropriate. In the performance of these oversight functions, the members of the Audit Committee rely upon the information, opinions, reports and statements presented to them by Company management and by the independent registered public accountants, as well as by other experts that the Committee hires.

The Committee reviewed and discussed the audited consolidated financial statements of the Company for fiscal year 2008 with management, who represented that the Company's consolidated financial statements for fiscal 2008 were prepared in accordance with U.S. generally accepted accounting principles. It discussed with Ernst & Young LLP, the Company's independent registered public accountants for fiscal 2008, those matters required to be reviewed pursuant to Statement of Accounting Standards No. 61 ("Communication with Audit Committees"), as amended by Statement of Accounting Standards No. 90 (Audit Committee Communications). The Committee has received from Ernst & Young LLP written independence disclosures and the letter required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees") and had a discussion with Ernst & Young LLP regarding their independence.

Based on the review of the representations of management, the discussions with management and the independent registered public accountants and the review of the Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, to the Committee, the Audit Committee recommended to the Board that the financial statements of the Company for fiscal year 2008 as audited by Ernst & Young LLP be included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Ann Leven (Chair)
Stacy S. Dick
Robert D. Rosenthal

---

* The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

EXECUTIVE OFFICERS

There are no arrangements or understandings between any officer and any other person pursuant to which such person was selected as an officer.

The following table sets forth certain information with respect to the executive officers of the Company as of April 22, 2009.

Name	Age	Office
Richard Leeds	49	Chairman and Chief Executive Officer; Director
Bruce Leeds	53	Vice Chairman; Director
Robert Leeds	53	Vice Chairman; Director
Gilbert Fiorentino	49	Chief Executive of the Company's Technology Products Group; Director
Lawrence P. Reinhold	49	Executive Vice President and Chief Financial Officer; Director
Thomas Axmacher	49	Vice President and Controller
Curt S. Rush	55	General Counsel and Secretary

For biographical information about Richard Leeds, Bruce Leeds, Robert Leeds, Gilbert Fiorentino and Lawrence Reinhold, see pages 1-2 of this Proxy Statement.

Thomas Axmacher was appointed Vice President and Controller of the Company effective October 2, 2006. He was previously Chief Financial Officer of Curative Health Services, Inc., a publicly traded health care company. He held that position from 2001 to 2006. From 1991 to 2001 Mr. Axmacher served as Vice President and Controller of that company. From 1986 to 1991 Mr. Axmacher served as Vice President and Controller of Tempo Instrument Group, an electronics manufacturer. Mr. Axmacher received his B.S. degree in Accounting in 1982 from Albany University and his M.B.A. in 1992 from Long Island University.

Curt S. Rush has been General Counsel and Secretary of the Company since 1996. Prior to joining the Company, Mr. Rush was employed from 1993 to 1996 as Corporate Counsel to Globe Communications Corp. and from 1990 to 1993 as Corporate Counsel to the Image Bank, Inc. Prior to that, he was a corporate attorney with the law firms of Shereff, Friedman, Hoffman & Goodman and Schnader, Harrison, Segal & Lewis. Mr. Rush graduated from Hunter College in 1981 with a B.A. degree in Philosophy and graduated with honors from Brooklyn Law School in 1984 where he was Second Circuit Review Editor of the Law Review. He was admitted to the Bar of the State of New York in 1985.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides certain information regarding the beneficial ownership of the Shares as of April 22, 2009, by (i) each of the Directors, (ii) each of the officers listed in the summary compensation table, (iii) all current Directors and officers as a group and (iv) each person known to the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities.

As used in this table "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person owns or has a right to acquire within 60 days after such date. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person. Unless otherwise stated, each person owns the reported shares directly and has the sole right to vote and determine whether to dispose of such shares.

A total of 36,628,782 Shares were outstanding as of April 22, 2009.

Directors and Executive Officers	Amount and Nature of Beneficial Ownership [a]	Percent of Class
Richard Leeds [1]	12,702,100	34.7%
Bruce Leeds [2]	9,200,835	25.1%
Robert Leeds [3]	9,948,721	27.2%
Gilbert Fiorentino [4]	1,317,763	3.6%
Stacy S. Dick [5]	24,228	*
Robert D. Rosenthal [6]	50,228	*
Ann Leven [7]	18,228	*
Lawrence P. Reinhold [8]	67,500	*
All current Directors and executive officers of the Company (10 persons)	26,339,473	71.9%

Other Beneficial Owners of 5% or More of the Company's Voting Stock

None

(a) Amounts listed in this column may include shares held in partnerships or trusts that are counted in more than one individual's total.

* less than 1%

(1) Includes 3,136,666 shares owned by Mr. Leeds directly, 2,449,845 shares owned by the Richard Leeds 2008 GRAT and 183,306 shares owned by the Richard Leeds 2007 GRAT. Also includes 1,838,583 shares owned by a limited partnership of which Richard Leeds is the general partner, 235,850 shares owned by a limited partnership of which a limited liability company controlled by Mr. Leeds is the general partner, 4,338,050 shares owned by trusts for the benefit of his brothers' children for which Richard Leeds acts as co-trustee and 519,800 shares owned by a limited partnership in which Richard Leeds has an indirect pecuniary interest. Mr. Leeds' mailing address is Richard Leeds, c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(2) Includes 3,137,166 shares owned by Mr. Leeds directly, 1,736,229 shares owned by the Bruce Leeds 2008 GRAT and 183,306 shares owned by the Bruce Leeds 2007 GRAT. Also includes 3,624,334 shares owned by trusts for the benefit of his brothers' children for which Bruce Leeds acts as co-trustee and 519,800 shares owned by a limited partnership in which Bruce Leeds has an indirect pecuniary interest. Mr. Leeds' mailing address is Bruce Leeds, c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(3) Includes 2,137,168 shares owned by Mr. Leeds directly, 3,063,651 shares owned by the Robert Leeds 2008 GRAT and 229,826 shares owned by the Robert Leeds 2007 GRAT. Also includes 3,998,276 shares owned by trusts for the benefit of his brothers' children for which Robert Leeds acts as co-trustee and 519,800 shares owned by a limited partnership in which Robert Leeds has an indirect pecuniary interest. Mr. Leeds'm ailing address is Robert Leeds, c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(4) Includes options to acquire 500,003 shares that are currently exercisable pursuant to the terms of the Company's 1995 and 1999 Long-Term Stock Incentive Plan.

(5) Includes options to acquire a total of 19,500 shares that are exercisable immediately pursuant to the terms of the Company's 1995

Stock Plan for Non-Employee Directors

(6) Includes options to acquire a total of 11,000 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-Employee Directors.

(7) Includes options to acquire a total of 13,000 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-Employee Directors.

(8) Includes options to acquire 62,500 shares that are currently exercisable pursuant to the terms of the Company's 1999 Long-Term Stock Incentive Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and Directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, Directors and ten-percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of Section 16(a) forms received by it, or written representations from certain reporting persons, the Company believes its executive officers, Directors and ten-percent stockholders complied with all such filing requirements for fiscal year 2008, except for the inadvertent failure to timely file a Form 4 for each of our independent directors in connection with their annual grant of restricted stock.

TRANSACTIONS WITH RELATED PERSONS

Under the Company's Corporate Ethics Policy, all officers, Directors and employees (collectively the "Company Representatives") are required to avoid conflicts of interest, appearances of conflicts of interest and potential conflicts of interest. A "conflict of interest" occurs when a Company Representative's private interest interferes in any way with the interests of the Company. A conflict can arise when a Company Representative takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when a Company Representative, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Company Representatives cannot allow any consideration such as the receipt of gifts or financial interests in other businesses or personal or family relationships to interfere with the independent exercise of his or her business judgment and work activities to the benefit of the Company. Loans to, or guarantees of obligations of, Company Representatives are prohibited unless permitted by law and authorized by the Board or a Committee designated by the Board. If a Company Representative becomes aware of a potential conflict of interest he or she must communicate such potential conflict of interest to the Company.

The Company's corporate approval policy requires related party transactions (specifically Company agreements, including leases, with "related parties" and sales or purchases of inventory or other Company assets by "related parties") to be approved by the Company's Audit Committee as well as the Company's CEO, CFO and General Counsel.

Leases

The Company has leased its facility in Port Washington, NY since 1988 from Addwin Realty Associates, an entity owned by Richard Leeds, Bruce Leeds and Robert Leeds, Directors of the Company and the Company's three senior officers and principal stockholders. Rent expense under this lease totaled $860,000 for fiscal year 2008. The Company believes that these payments were no higher than would be paid to an unrelated lessor for comparable space.

Stockholders Agreement

Certain members of the Leeds family (including Richard Leeds, Bruce Leeds and Robert Leeds) and family trusts of Messrs. Leeds entered into a stockholders agreement pursuant to which the parties agreed to vote in favor of the nominees for the Board designated by the holders of a majority of the Shares held by such stockholders at the time of the Company's initial public offering of the Shares. In addition, the agreement prohibits the sale of the Shares without the consent of the holders of a majority of the Shares held by all parties to the agreement, subject to certain exceptions, including sales pursuant to an effective registration statement and sales made in accordance with Rule 144. The agreement also grants certain drag-along rights in the event of the sale of all or a portion of the Shares held by holders of a majority of the Shares. As of the end of fiscal year 2008, the parties to the stockholders agreement beneficially owned 25,296,800 Shares subject to such agreement (constituting approximately 69 % of the Shares outstanding).

Pursuant to the stockholders agreement, the Company granted to the parties demand and incidental, or "piggy-back,"re gistration rights with respect to the Shares. The demand registration rights generally provide that the holders of a majority of the Shares may require, subject to certain restrictions regarding timing and number of Shares, that the Company register under the Securities Act all or part of the Shares held by such stockholders. Pursuant to the incidental registration rights, the Company is required to notify such stockholders of any proposed registration of any Shares under the Securities Act and if requested by any such stockholder to include in such registration any number of shares of Shares held by it subject to certain restrictions. The Company has agreed to pay all expenses and indemnify any selling stockholders against certain liabilities, including under the Securities Act, in connection with the registration of Shares pursuant to such agreement.

Related Business

Richard Leeds and Robert Leeds are minority owners of a wholesale business that sells certain products to mass merchant customers. These products are, in some instances, similar to the type of products sold by the Company. In 2008, the Company subleased office space to this business at an annual rent of approximately $24,000. The Company believes this sublease was entered into on an arms-length basis. The Company did not transact any other business with this wholesale business in 2008.

EQUITY COMPENSATION PLAN INFORMATION

Information for our equity compensation plans in effect as of the end of fiscal year 2008 is as follows:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,202,584	$9.23	4,941,514
Equity compensation plans not approved by security holders	—	—	—
Total	2,202,584	$9.23	4,941,514

KL2 2600873 8

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we discuss the material elements of our compensation programs and policies, including the objectives of our compensation programs and the reasons why we pay each element of our executives' compensation. Following this discussion, you will find a series of tables containing more specific details about the compensation earned by, or awarded to, the following individuals, whom we refer to as the Named Executive Officers or NEOs. This discussion focuses on compensation practices relating to the Named Executive Officers for our 2008 fiscal year.

Our Named Executive Officers in 2008 (based on total 2008 compensation earned) were as follows:

Richard Leeds	Chairman; Chief Executive Officer
Bruce Leeds	Vice Chairman
Robert Leeds	Vice Chairman
Gilbert Fiorentino	Chief Executive - Technology Products Group
Lawrence Reinhold	Executive Vice President; Chief Financial Officer

Objectives and Philosophy of Our Executive Compensation Programs

The Company's executive compensation programs are designed to achieve a number of important objectives, including attracting and retaining individuals of superior ability and managerial talent, rewarding individual contributions to the achievement of the Company's short and long-term financial and business objectives, promoting integrity and good corporate governance, and motivating executive officers to manage the Company in a manner that will enhance the Company's growth and financial performance for the benefit of our stockholders, customers and employees.

Compensation of the Company's named executive officers is based primarily upon an evaluation of Company performance as it relates to three general business areas:

- Operational and Financial Performance (utilizing standard metrics such as net sales, operating income, consolidated net income, earnings before interest and taxes ("EBIT"), gross margin, operating margin, earnings per share, working capital, return on invested capital, stockholder equity and peer group comparisons);

- Strategic Accomplishments (including growth in the business, implementation of systems, process and technology improvements, and growth in the value of the Company's assets, including through strategic acquisition transactions); and

- Corporate Governance and Oversight (encompassing legal and regulatory compliance and adherence to Company policies including the timely filing of periodic reports with the SEC, the Sarbanes-Oxley Act, environmental, employment and safety laws and regulations and the Company's corporate ethics policy).

Accordingly, in determining the amount and mix of compensation, the Compensation Committee seeks both to provide a competitive compensation package and to structure annual and long-term incentive programs that reward achievement of performance goals that directly correlate to the enhancement of sustained, long-term shareholder value, as well as to promote executive retention. To accomplish these objectives, the Committee has structured our compensation programs to reward achievement in the foregoing areas.

In determining the compensation of a particular executive, consideration is given to the specific corporate responsibilities that such executive is charged with as they relate to the foregoing business areas.

Elements of Our Executive Compensation Programs

To promote the objectives described above, our executive compensation programs consist of the following principal elements:

- Base salary;
- Cash bonuses;
- Stock–based incentives (other than for the Chairman/CEO and the two Vice Chairmen of the Company who are considered majority stockholders of the Company); and
- Benefits, perquisites and other compensation.

The Committee does not maintain formal policies for specifically allocating compensation among current and long-term compensation or among cash and non-cash compensation elements. Instead, the Committee maintains flexibility and adjusts different elements of compensation based upon its evaluation of the Company's key compensation goals set forth above. The Company does not have a formal policy regarding internal pay equity.

Base Salary - Salary levels generally are determined based on individual and Company performance as well as a subjective assessment of prevailing levels among the Company's competitors and an objective assessment (derived by management from widely available published reports) of the average of prevailing salary levels for comparable companies (based on industry, revenues, number of employees, location and similar factors).

Cash Bonuses - In establishing annual bonuses, the Compensation Committee considers generally the same factors it considers in determining base salaries and assigns such weight to each such factor as the Compensation Committee, in its discretion, deems appropriate. The Compensation Committee may also consider its assessment of each individual's contribution to the Company's performance. In certain cases, threshold, target and maximum bonus awards based on achieving specific financial goals are established.

Stock-Based Incentives - Stock-based incentives, at the present time consisting of (a) stock options granted at 100% of the stock's fair market value on the grant date and/or (b) restricted stock units granted subject to certain conditions, constitute the long-term portion of the Company's executive compensation package. Stock options provide an incentive for executives to manage the Company with a view to achieving results which would increase the Company's stock price and, therefore, the return to the Company's stockholders. The size of stock option and restricted stock unit grants are decided in part based on the Company's subjective assessment of prevailing levels of similar compensation among the Company's competitors. Stock option and restricted stock unit grants must be approved by the Compensation Committee, or, with respect to grantees who are not officers or directors, by the Compensation Committee's designee. We do not use any specific allocation percentage or formula in determining the size of the cash and equity based components of compensation in relation to each other.

Richard Leeds (Chairman and CEO), Bruce Leeds (Vice Chairman) and Robert Leeds (Vice Chairman) have not historically received stock options or other stock-based incentives as part of their compensation since the Company's initial public offering. As described below, Gilbert Fiorentino (Chief Executive - Technology Products Group) has received stock-based compensation in the past; however, he did not receive new equity compensation grants in 2007 or 2008.

Benefits, Perquisites and Other Compensation - The Company provides various employee benefit programs to its executive officers, including medical, dental and life insurance benefits and our 401(k) plan, which includes Company contributions. The Company also provides Company-owned or leased cars or automobile allowances and gasoline cost reimbursement to certain executive officers and other Company managers as well as other benefits generally available to all employees. Certain Company executives also have or are entitled to receive severance payments, relocation allowances and/or change of control payments pursuant to negotiated employment agreements they have with the Company (see below). The Company does not provide to executive officers any (a) pension benefits or (b) deferred compensation under any defined contribution or other plan on a basis that is not tax-qualified.

The Systemax Executive Incentive Plan

The Systemax Executive Incentive Plan, approved by stockholders at the 2008 Annual Meeting, assists the Company in providing competitive incentive opportunities to executive officers of the Company who can significantly influence the Company's performance and improve its ability to attract and motivate its management team. Under the plan, executive officers of the Company are eligible to receive an annual cash bonus, not to exceed 500% of their base salary, based on the Company's achievement of certain annual performance-based goals.

The purpose of the Systemax Executive Incentive Plan is to promote the achievement of the Company's business objectives by providing cash bonus awards to those executive officers who significantly impact the Company's performance towards those objectives. Further, the Executive Incentive Plan enhances the Company's ability to attract, develop and motivate individuals as members of a talented management team. As described herein, the cash bonus awards made under the Executive Incentive Plan may recognize Company, business unit, team and/or individual performance. Currently, seven Company executives are eligible to participate in the Executive Incentive Plan, including the named executive officers.

The Compensation Committee administers the plan, and may amend the plan. This committee is composed entirely of independent directors of the Company, as defined under Section 162(m) of the Code.

Cash bonus awards made under the Systemax Executive Incentive Plan are subject to a participant achieving one or more performance goals established by the Compensation Committee. The performance goals may be based on the overall performance of the Company, and also may recognize business unit, team and/or individual performance. No payment will be made under the Executive Incentive Plan unless the Compensation Committee determines that at least the minimum objective performance measures have been met.

Performance goals are determined based primarily upon the three general business areas described above: Operational and Financial Performance, Strategic Accomplishments, and Corporate Governance and Oversight.

In determining the compensation of a particular executive, consideration is given to the specific corporate responsibilities that executive is charged with as they relate to the foregoing business areas. The Compensation Committee has the discretion to reduce the amount payable to, or to determine that no amount will be paid to, a participant.

The amount of any cash bonus award varies based on the level of actual performance. The amount of any award for a given year is determined for each participant by multiplying the individual participant's actual base salary in effect at the end of that year by a target percentage (from 0% to 500%), related to the attainment of one or more performance goals, determined by the Compensation Committee. The maximum amount payable under the Executive Incentive Plan to any participant for any fiscal year of the Company is $5 million. In the event that an award contains more than one performance goal, participants in the plan will be entitled to receive the portion of the target percentage allocated to the performance goal achieved. In the event that the Company does not achieve at least the minimum performance goals established, no award payment will be made.

The actual amount of future payments under the Executive Incentive Plan will be based on the Company's future performance as it relates to the three aforementioned general business areas, the applicable future performance goals for a particular executive and the target percentages established by the Compensation Committee.

Role of the Compensation Committee and CEO in Compensation Decisions

The Compensation Committee's responsibility is to review and approve corporate goals relevant to the compensation of the Chief Executive Officer and, after an evaluation of the Chief Executive Officer's performance in light of such goals, to set the compensation of the Chief Executive Officer. The Compensation Committee also approves, upon the recommendation of the Chief Executive Officer (following consultation with the Chief Financial Officer and Chief Executive of the Technology Products Group), (a) the annual compensation of the other executive officers of the Company, (b) the annual compensation of certain subsidiary managers, and (c) all individual stock incentive grants to other executive officers. The Committee is also responsible for reviewing and making periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company including the Company's stock-incentive based compensation plans. The Compensation Committee has the authority to retain third party compensation consultants to provide assistance with respect to compensation strategies, market practices, market research data and the Company's compensation goals. The Compensation Committee retained a third party consultant in 2008 with respect to a long-term incentive plan and is taking their suggestions under advisement.

Stock Option Grant Practices

In order to avoid any impropriety, or even the appearance of any impropriety, with respect to the timing of equity grants, the Compensation Committee adopted the following policies in 2007:

1. The Compensation Committee will not, except in unusual circumstances, delegate to the Company officers the authority to grant options to employees. Instead, Company management will present to the Compensation Committee in advance a list of prospective grantees with the specific number of option shares proposed to be granted to each grantee. The Compensation Committee shall then consider and if agreed, in its discretion, approve the list (with or without modification). The grant date of such options shall be the date that the Committee approves the list and the exercise price of such options shall be the NYSE closing price of the Company stock on the grant date.

2. The Compensation Committee will be cognizant of timing the grant of options in relation to the publication of Company earnings releases and other public announcements so as to avoid any perception of "spring-loading"or "bullet-dodging," i.e. granting options just after the release of unfavorable news or before the release of favorable news. Stock option grants will not be made, generally, until after the Company has disclosed, and the market has had an opportunity to react to, material, potentially market-moving, information concerning the Company.

3. In general, employee stock option grants will be made at fixed times each year.

Tax Deductibility Considerations

It is our policy generally to qualify compensation paid to executive officers for deductibility under section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) generally prohibits deducting the compensation of executive officers that exceeds $1,000,000 unless that compensation is based on the satisfaction of objective performance goals. Our stock incentive plans (the 1995 Long-term Stock Incentive Plan, the 1999 Long-term Stock Incentive Plan, as amended, the 1995 Stock Option Plan for Non-Employee Directors, the 2006 Stock Incentive Plan for Non-Employee Directors and the Systemax Executive Incentive Plan) are structured to permit awards under such plans to qualify as performance-based compensation and to maximize the tax deductibility of such awards. However, we reserve the discretion to pay compensation to our executive officers, including under the Systemax Executive Incentive Plan, that may not be deductible.

Compensation of Executive Officers in 2008

In determining the compensation of the Company's Chief Executive Officer for fiscal year 2008 and approving the compensation of the Company's other named executive officers, the Committee considered, among other factors, the Company's 8% growth in revenues from the prior year; its maintaining a 15.3% consolidated gross margin; its maintaining overall profitability; and its ending the year with $116 million in cash and equivalents despite spending $37 million for a special dividend; $31 million for the acquisition of CompUSA and in excess of $20 million to stock inventory in new stores, all in the most challenging economic environment in generations. The Compensation Committee also considered the Company's improved controls over internal accounting and financial reporting during 2008, as disclosed in the Company's Form 10-K for 2008 and as attested to by Ernst & Young LLP.

The compensation earned by the NEO's in 2008 was generally determined based on the various factors indicated above. However, Gilbert Fiorentino's bonus for 2008 of $1.4 million was determined in accordance with a table which provided for a scale of bonus amounts, ranging from $1.3 million to $10.0 million, depending upon the fiscal 2008 adjusted operating profit of the Company's Technology Products Group. This bonus table was negotiated by Mr. Fiorentino and Messrs. Leeds and approved by the Compensation Committee in the first quarter of 2008, and was tied to the performance of the Technology Products Group in order to most accurately reflect Mr. Fiorentino's direct contribution to the Company and the sustained year over year growth of the business. See the Grants of Plan-Based Awards table below for additional information with respect to awards payable to Mr. Fiorentino for 2008.

Mr. Reinhold was the only NEO to receive a grant of equity compensation in 2008, in the form of stock options. The decision by the Compensation Committee to award Mr. Reinhold stock options was based on Mr. Reinhold's significant accomplishments in 2008 as well as a desire to further align his interests with those of the Company's stockholders.

The Compensation Committee determined that the Company and management had performed well, particularly given trends in the general economic environment that had affected the Company's business in the second half of fiscal 2008, and that management had executed well on strategic business initiatives to position the Company for growth while managing risk. Based on Company and individual performance, the Compensation Committee believes that compensation levels for fiscal year 2008 were appropriate and consistent with the philosophy and objectives of the Company's compensation programs.

Compensation Arrangements of the Named Executive Officers

Richard Leeds

Richard Leeds, Chairman and Chief Executive Officer of the Company, has no employment agreement. Mr. Leeds received an annual salary of $550,000 in 2008 and $442,600 in 2007. He received a cash bonus of $550,000 in 2008 and $600,000 in 2007. Mr. Leeds received $26,522 in other compensation in 2008 and $19,843 in 2007. He received no stock options or other stock-based incentive grants in either 2008 or 2007.

Bruce Leeds

Bruce Leeds, the Vice Chairman of the Company has no employment agreement. Mr. Leeds received an annual salary of $450,000 in 2008 and $405,365 in 2007. He received a cash bonus of $375,000 in 2008 and $400,000 in 2007. Mr. Leeds received $21,329 in other compensation in 2008 and $21,912 in 2007. Mr. Leeds received no stock options or other stock-based incentive grants in either 2008 or 2007.

Robert Leeds

Robert Leeds, Vice Chairman of the Company, has no employment agreement. Mr. Leeds received an annual salary of $450,000 in 2008 and $405,365 in 2007. He received a cash bonus of $375,000 in 2008 and $400,000 in 2007. Mr. Leeds received $20,003 in other compensation in 2008 and $18,923 in 2007. Mr. Leeds received no stock options or other stock-based incentive grants in either 2008 or 2007.

Gilbert Fiorentino

On October 12, 2004, the Company entered into an employment agreement with Gilbert Fiorentino, the Chief Executive of the Company's Technology Products Group, and a director of the Company. The agreement was effective as of June 1, 2004 and expires on December 31, 2013 unless terminated sooner under the terms of the agreement.

Mr. Fiorentino's compensation consists of a base salary at the initial annual rate of $400,000 (which is increased by five percent per year subject to certain Company earnings requirements) and a performance bonus of $250,000 per year (similarly increasing annually) provided that he meets certain performance criteria previously established from time to time by the Executive Committee of the Board of Systemax. He is also eligible for an additional bonus, in the discretion of the Board.

In 2008, Mr. Fiorentino, received $476,875 in annual salary and a non-equity incentive plan payment of $1,400,000. In 2007, Mr. Fiorentino received $456,484 in annual salary and a cash bonus of $1,938,000. He received $622,945 in other compensation in 2008 (including a $600,000 dividend equivalent payment) and $624,916 (including a $600,000 dividend equivalent payment) in other compensation in 2007. His cash bonus in 2008 was determined based on the increase in 2008 in the operating income (EBITDA) of the Technology Products segment of the Company as compared with 2007. See the Grants of Plan-Based Awards table below for threshold, target and maximum awards payable to Mr. Fiorentino for 2008. Mr. Fiorentino received no stock options or other stock based incentive grants in either 2008 or 2007.

Additional benefits include medical and life insurance benefits available to all employees generally, and an automobile allowance. The Company has also agreed to make certain "gross up" payments if other payments to Mr. Fiorentino are deemed by the IRS to be subject to excise tax.

The vesting schedule of previously granted options was accelerated as follows: Mr. Fiorentino's option to purchase 350,000 shares of Company stock, granted on February 28, 2003, at an exercise price of $1.76 per Share and his option to purchase 50,000 shares of Company stock, granted on April 1, 2003, at an exercise price of $1.95 per Share both now vest at 20% per year with the first 20% vesting on October 12, 2004 (the date of execution of the employment agreement). Mr. Fiorentino also was granted new options under the Company's 1999 Long Term Stock Incentive Plan for 166,667 shares, and the agreement obligated the Company to issue additional options on 166,667 shares in each of August 2005 and 2006, at the then-fair market value. Options vest in five annual cumulative installments of 20% each.

Mr. Fiorentino was also granted, pursuant to a restricted stock unit agreement (the form of which is part of his employment agreement), 1,000,000 restricted stock units under the 1999 Long Term Stock Incentive Plan conditioned on stockholder approval and the satisfaction of certain performance conditions based on the earnings before interest, taxes, depreciation and amortization in fiscal 2004 or fiscal 2005. Such restricted stock units vest in accordance with the following schedule: 200,000 on May 31, 2005 and 100,000 on April 1, 2006 and each April thereafter, until April 1, 2015. The restricted stock units do not reflect actual issued Shares; Shares are distributed within 30 days after a "Distribution Event". A Distribution Event is defined as the earliest of the date that Mr. Fiorentino is no longer employed by the Company, the date of a change of control (as defined) or January 1, 2006 for the units that vest in 2005 or the date on which any subsequent units vest for units that vest after 2005. If the Company pays dividends or makes other distributions during the term of the restricted stock agreement, however, Mr. Fiorentino has the right to receive equivalent payments under certain circumstances, but shares of Company stock shall only be distributed when there is a Distribution Event.

Compensation that may become payable following the termination of his employment or a change in control of the company, and other terms of the employment agreement related to such events, are discussed below under "—Potential Payments Upon Termination or Change in Control."

Lawrence P. Reinhold

Lawrence P. Reinhold was appointed Executive Vice President and Chief Financial Officer effective January 17, 2007. The Company entered into an employment agreement with Mr. Reinhold. The agreement provides for a minimum base salary of $400,000 (which may be increased at the discretion of the Company) and a bonus (which the agreement states is expected to be at least equal to 50% of the base salary) assuming Mr. Reinhold meets certain performance objectives (including the Company's financial performance objectives) established for him by the Company. He is entitled to receive a car allowance or a Company-leased car.

In 2008, Mr. Reinhold received $455,250 in annual salary, a cash bonus of $325,000, a stock option grant of 50,000 shares of Company stock and $22,923 in other compensation. In 2007, Mr. Reinhold received $380,385 in annual salary, a cash bonus of $325,000, a stock option grant of 100,000 shares of Company stock pursuant to his employment agreement and $20,921 in other compensation.

Compensation that may become payable following the termination of his employment or a change in control of the company, and other terms of the employment agreement related to such events, are discussed below under "—Potential Payments Upon Termination or Change in Control."

2009 NAMED EXECUTIVE OFFICER CASH BONUS PLAN

In March 2009, pursuant to the Company's Executive Incentive Plan approved by our stockholders in 2008, the Compensation Committee, with input from our Chief Executive Officer, established target cash bonuses for the Named Executive Officers based on the achievement of certain performance-based criteria in 2009. Messrs. Richard, Bruce and Robert Leeds and Mr. Reinhold can receive cash bonuses (up to an aggregate multiple of base salary) based on (i) the Company's achievement of certain short-term and long-term achievements. Short-term achievements include consolidated earnings targets and peer group financial comparisons. Long-term achievements include strategic achievements (such as mergers and acquisitions (M&A) and major process improvements) and corporate governance/compliance achievements (such as ethics and safety achievements). Mr. Fiorentino would be entitled to receive cash bonuses for 2009 based on (i) the Company's Technology Products Group achieving certain earnings targets and (ii) the Company successfully implementing technology enhancements in certain of our retail stores. In addition, each of the named executive officers will be entitled to an additional cash bonus in connection with the Company implementing certain management financial reporting technology enhancements in 2009.

Compensation Committee Report to Stockholders*

The Compensation Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which appears in this proxy statement, with the management of Systemax. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in Systemax's proxy statement on Schedule 14A.

COMPENSATION COMMITTEE

Stacy S. Dick
Robert D. Rosenthal
Ann Leven

- The information contained in this Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

Compensation Committee Interlocks and Insider Participation

The members of the Company's Compensation Committee for fiscal year 2008 were Ann R. Leven, Robert D. Rosenthal and Stacy S. Dick. The Company employs no member of the Compensation Committee. In addition, none of our directors has any interlocking relationship with our Board, Compensation Committee or executive officers that requires disclosure under SEC regulations.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by the Chief Executive Officer ("CEO", our principal executive officer), Chief Financial Officer ("CFO", our principal financial officer), and the three most highly compensated officers other than the CEO and CFO (collectively the "Named Executive Officers") for fiscal years 2006, 2007 and 2008:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)	Total ($)
Richard Leeds	2008	550,000	550,000	-	-	-	26,522 (3)	1,126,522
Chairman and Chief Executive Officer	2007	442,600	600,000	-	-	-	19,843	1,062,443
	2006	420,000	600,000	-	-	-	27,795	1,047,795
Lawrence P. Reinhold	2008	455,250	325,000	-	567,161	-	22,923 (4)	1,370,334
Vice President and Chief Financial Officer	2007	380,385	325,000	-	714,073	-	20,921	1,440,379
	2006	-	-	-	-	-	-	-
Bruce Leeds	2008	450,000	375,000	-	-	-	21,329 (5)	846,329
Vice Chairman	2007	405,365	400,000	-	-	-	21,912	827,277
	2006	389,881	250,000	-	-	-	26,061	665,942
Robert Leeds	2008	450,000	375,000	-	-	-	20,003 (6)	845,003
Vice Chairman	2007	405,365	400,000	-	-	-	18,923	824,288
	2006	389,881	250,000	-	-	-	21,890	661,771
Gilbert Fiorentino	2008	476,875	-	-	329,045	1,400,000	622,945 (7)	2,828,865
Chief Executive – Technology Products Group	2007	456,484	1,938,000		599,152	-	624,916	3,618,552
	2006	453,923	950,000	-	917,438	-	37,709	2,359,070

(1) This column represents the dollar amount recognized for financial statement purposes with respect to the 2006, 2007 and 2008 fiscal years for the fair value of stock options granted in 2006, 2007 and 2008 as well as in prior years, in accordance with SFAS 123R. As per SEC rules relating to executive compensation disclosure, the amounts shown exclude the impact of forfeitures related to service based vesting conditions. These amounts were calculated using the Black-Scholes option-pricing model. For additional information regarding assumptions made in calculating the amounts reflected in this column for grants made in fiscal years 2006, 2007 and 2008, please refer to Note 7 to our audited consolidated financial statements, included in our Annual Report on Form 10-K for fiscal year 2008. For additional information regarding assumptions made in calculating the amounts reflected in this column for grants made prior to fiscal year 2006, see the "Shareholders' Equity" note to our audited consolidated financial statements, included in our Annual Report on Form 10-K for the respective fiscal years.

(2) This column represents the amount earned in fiscal year 2008 (although paid in fiscal year 2009) pursuant to the Systemax Executive Incentive Plan. For more information, see the Grants of Plan-Based Awards table below and the section entitled "—Compensation Arrangements of the Named Executive Officers—Gilbert Fiorentino" beginning on page 15 of this proxy statement.

(3) Includes $26,522 in auto-related expenses.

(4) Includes (i) $19,473 in auto-related expenses and (ii) Company 401(k) contributions.

(5) Includes $21,329 in auto-related expenses.

(6) Includes $20,003 in auto-related expenses.

(7) Includes (i) $600,000 in a dividend equivalent payment, (ii) $22,248 in auto-related expense and (iii) Company 401(k) contributions.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth the stock options granted to our named executive officers in 2008 and the estimated possible payouts under the cash incentive awards granted to our named executive officers in respect of 2008 performance.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) [1]
		Threshold ($)	Target ($)	Maximum ($)			
Lawrence P. Reinhold	3/13/2008	-	-	-	50,000	11.51	353,250
Gilbert Fiorentino	-	1,300,000	2,000,000	10,000,000	-	-	-

(1) This column represents the fair value of the stock option on the granted dated determined in accordance with the provisions of SFAS 123R. As per SEC rules relating to executive compensation disclosure, the amounts shown exclude the impact of forfeitures related to service based vesting conditions. These amounts were calculated using the Black-Scholes option-pricing model. For additional information regarding assumptions made in calculating the amount reflected in this column, please refer to Note 7 to our audited consolidated financial statements, included in our Annual Report on Form 10-K for fiscal year 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2008

The following table sets forth information regarding stock option and restricted stock awards previously granted which were outstanding at the end of fiscal year 2008.

The market value of the stock award is based on the closing price of one share of our common stock as of January 2, 2009, which was $10.87.

	Option Awards				Stock Awards	
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)
Lawrence P. Reinhold	25,000	75,000 [1]	$20.15	1/17/17	-	-
Gilbert Fiorentino	20,000	-	$7.31	10/25/09	-	-
	70,000	-	$1.76	2/28/13	-	-
	10,000	-	$1.95	4/1/13	-	-
	166,667	-	$5.65	10/11/14	-	-
	133,334	33,333 [2]	$6.80	3/22/16	-	-
	100,000	66,667 [2]	$8.06	8/25/16	-	-
	-	-	-	-	600,000 [3]	$6,522,000

(1) Options vest 25% per year over four years from date of grant.

(2) Granted pursuant to Mr. Fiorentino's employment agreement (see pages 15-16). Options vest 20% per year over five years from date of grant.

(3) The restrictions shall lapse annually in 100,000 share increments through April 2013.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding exercise of options to purchase shares of the Company's common stock and vesting of restricted stock by the named executive officers that exercised options or whose restricted stock vested during fiscal year 2008:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
(a)	(b)	(c)	(d)	(e)
Gilbert Fiorentino	421,666	$3,159,779	100,000	$1,301,000

(1) The amount in this column reflects the aggregate dollar amount realized upon the exercise of the options, determined by the difference between the market price of the underlying shares of common stock at exercise and the exercise price of the options.

(2) The amount in this column reflects the aggregate dollar amount realized upon the vesting of the restricted stock, determined by the market value of the underlying shares of common stock on the vesting date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Gilbert Fiorentino

Pursuant to Mr. Fiorentino's employment agreement, the Company may terminate the agreement without cause on 30 days' notice provided certain severance payments are made. If Mr. Fiorentino is terminated by the Company without cause (as defined in the agreement), under most circumstances he would become vested in at least half of the restricted stock units that were awarded to him (or all of such units under certain circumstances if a "Qualified Change of Control" as, defined in the agreement, had occurred), subject to the Company's right to redeem such units. In addition, Mr. Fiorentino is entitled to a special bonus of 0.85% of the total proceeds of a "qualified" change of control transaction upon the first occurrence of a change of control meeting certain conditions.

Mr. Fiorentino is subject to a two-year non-competition covenant following termination of employment, although such period can be shortened to one year or lengthened to three years by the Company in the event of a termination without "cause" (as defined). The Company is obligated to continue the employee's salary and certain other benefits for such non-competition period after an early termination by (a) the Company other than for cause or (b) the employee for "good reason" (as defined) or after the expiration of the agreement at its scheduled termination date. In the event of a termination without "cause" by the Company or a termination by the employee for "good reason," certain unvested restricted stock units generally vest and certain options may vest. In certain instances the Company has the right to redeem vested restricted stock units at fair market value.

Lawrence Reinhold

Mr. Reinhold's employment agreement is terminable upon death or total disability, by the Company for "cause" (as defined) or without cause, or by the employee voluntarily for any reason or for "good reason" (as defined). In the event of termination for death, disability, cause or voluntary termination by Mr. Reinhold, the Company will owe no further payments other than as applicable under disability or medical plans, any accrued but unused vacation time (up to four weeks) and, in the event of termination for disability or death, the pro rata portion of any bonus which would otherwise be paid. If Mr. Reinhold resigns for good reason or if the Company terminates him for any reason other than disability, death or cause, he shall also receive severance payments equal to 12 months' base salary (or 24 months' base salary if termination is within 60 days prior to or one year following a "change of control," as defined), one year's bonus based on his average annual bonus for the prior two years (unless he was employed for less than two years in which case he will receive a prorated bonus) and a reimbursement of costs for COBRA insurance coverage in addition to the payments paid for other terminations.

Termination of Employment Without Change In Control

The table below sets forth the severance payments that would have been made had the employment of Mr. Fiorentino or Mr. Reinhold (as defined in their employment agreements) been terminated without cause in a situation not involving a change in control, based on a hypothetical termination date of January 3, 2009, the last day of the Company's fiscal year 2008, and using the closing price of our common stock on that date. These amounts are estimates and the actual amounts to be paid can only be determined at the time of the termination of the officer's employment.

Name	Cash Compensation (Salary and Bonus) ($)	Value of Accelerated Vesting of Stock Awards ($)	Medical and Other Benefits ($)	Total ($)
Gilbert Fiorentino	2,353,750 (1)	1,087,000 (2)	34,800 (3)	3,475,550
Lawrence P. Reinhold	780,250 (4)	-	-	780,250

(1) Represents two years' salary of $476,875 per year and cash bonus of $1.4 million for fiscal year 2008.

(2) Represents accelerated vesting of 100,000 restricted stock units.

(3) Represents two years' medical and other benefits.

(4) Represents one year's salary of $455,250 and cash bonus of $325,000 for fiscal year 2008.

Change In Control Payments

The table below sets forth the change in control payments that would have been made based on a hypothetical change of control date of January 3, 2009, the last day of the Company's fiscal year 2008, and using the closing price of our common stock on that date. These amounts are estimates and the actual amounts to be paid can only be determined at the time of the change of control.

Name	Cash Compensation (Salary and Bonus) ($)	Value of Accelerated Vesting of Stock Awards ($)	Medical and Other Benefits ($)	Total ($)
Gilbert Fiorentino	2,353,750 (1)(2)	5,435,000 (3)	34,800 (4)	7,823,550 (5)
Lawrence P. Reinhold	1,235,500 (6)		34,800	1,270,300 (7)

(1) Represents two years' salary of $476,875 per year and cash bonus of $1.4 million for fiscal year 2008.

(2) Upon a "Qualifying Change of Control" as defined in his employment agreement, Mr. Fiorentino would also receive 0.85% of "Qualifying Value" of "Qualifying Change of Control" transaction as defined in his employment agreement.

(3) Represents accelerated vesting of 500,000 restricted stock units and options to purchase 66,666 shares of Company stock.

(4) Upon a change in control, Mr. Fiorentino may be subject to certain excise taxes under Section 280G of the Code. The Company has agreed to reimburse Mr. Fiorentino for those excise taxes as well as for any income and excise taxes payable by the officers as a result of any such reimbursement capped at $6 million in the aggregate.

(5) Total additional amounts for change of control payment as described in footnote (5). Reimbursement of excise taxes as described in footnote (7) may also be due.

(6) Represents two years' salary of $455,250 per year and a cash bonus of $325,000 for fiscal year 2008.

(7) Payments are to Mr. Reinhold only if he is terminated without "cause" or resigns for "good reason" within 60 days prior to, or one year following, a Change of Control.

DIRECTOR COMPENSATION

The Company's policy is not to pay compensation to Directors who are also employees of the Company or its subsidiaries. Each non-employee Director receives annual compensation as follows: $50,000 per year as base compensation, $5,000 per year for each committee of which such director is a non-chair member, $15,000 per year for each committee chair, and a grant each year of shares of Company stock (restricted for sale for two years) in an amount equal to $25,000 divided by the fair market value of such stock on the date of grant. The Lead Independent Director, currently Robert D. Rosenthal, also receives an additional $10,000 per year. The restricted stock grants are made pursuant to the Company's 2006 Stock Incentive Plan for Non-Employee Directors, which was approved by the Company's stockholders at the 2006 Annual Stockholders' Meeting.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2008

The following table sets forth compensation on information regarding payments in 2008 to our non-employee Directors:

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) [1] (c)	Total ($) (h)
Ann R. Leven	$75,000	$25,000	$100,000
Robert D. Rosenthal	$85,000	$25,000	$110,000
Stacy S. Dick	$75,000	$25,000	$100,000

(1) This column represents the grant date fair value recognized for financial reporting purposes with respect to restricted stock grants made in 2008, as determined under SFAS 123R. Grant date fair value was calculated by multiplying the closing price of the Shares on the date of grant by the number of shares subject to the grants. In accordance with SEC rules, this amount disregards the estimate of forfeitures on service-based awards.

The following table presents the aggregate number of outstanding stock awards and stock option awards held by each of our non-employee Directors at the end of fiscal year 2008:

Name :	Stock Awards	Option Awards
Ann R. Leven	4,228	13,000
Robert D. Rosenthal	4,228	11,000
Stacy S. Dick	4,228	19,500

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Proposal No. 2 on Proxy Card

Action is to be taken at the Annual Meeting to ratify the selection of Ernst & Young LLP as independent registered public accountants for the Company for fiscal year 2009.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and to be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

Principal Accounting Fees and Services

The following are the fees billed by Ernst & Young LLP for services rendered during fiscal years 2007 and 2008:

Audit and Audit-related Fees

Ernst & Young billed the Company $2,583,000 for professional services rendered for the audit of the Company's annual consolidated financial statements for fiscal year 2008 and its reviews of the interim financial statements included in the Company's Forms 10-Q for that fiscal year and $3,450,745 for professional services rendered for the audit of the Company's annual consolidated financial statements and its internal control over financial reporting for fiscal year 2007 and its interim reviews of the financial statements included in the Company's Forms 10-Q for that fiscal year.

Tax Fees

Tax fees included services for international tax compliance, planning and advice. Ernst &Young LLP billed the Company for professional services rendered for tax compliance, planning and advice in 2007 an aggregate of $22,500.

All Other Fees

No other fees were billed by Ernst & Young LLP for fiscal years 2007 and 2008.

The Audit Committee is responsible for approving every engagement of the Company's independent registered public accountants to perform audit or non-audit services on behalf of the Company or any of its subsidiaries before such accountants can be engaged to provide those services. The Audit Committee does not delegate its pre-approval authority. The Audit Committee has reviewed the services provided to the Company by Ernst & Young LLP and believes that the non-audit/review services it has provided are compatible with maintaining the auditor's independence.

Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accountants is not required by the Company's By-Laws or other applicable legal requirement. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to continue to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of different independent registered public accountants at any time during the year or thereafter if it determines that such a change would be in the best interests of the Company and its stockholders.

Vote Required for Approval

Ratification of the selection of Ernst & Young LLP as the Company's independent registered public accountants will require the affirmative vote of the holders of a majority of the Shares present in person or by proxy and entitled to vote on the issue. There are no rights of appraisal or dissenter's rights as a result of a vote on this issue.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL 2009, WHICH IS DESIGNATED AS PROPOSAL NO. 2.

ADDITIONAL MATTERS

Solicitation of Proxies

This year, we are using the Securities and Exchange Commission, or SEC, notice and access rule that allows us to furnish our proxy materials over the internet to our stockholders instead of mailing paper copies of those materials to each stockholder. As a result, beginning on or about April 30, 2009, we sent to most of our stockholders by mail a notice containing instructions on how to access our proxy materials over the internet and vote online. This notice is not a proxy card and cannot be used to vote your shares. If you received only a notice this year, you will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the notice or on the website referred to in the notice.

The proxy statement and annual report on Form 10-K for fiscal year 2008 are available at *www.proxyvote.com*.

The cost of soliciting proxies for the Annual Meeting will be borne by the Company. In addition to solicitation by mail and over the internet, solicitations may also be made by personal interview, fax and telephone. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals, and the Company will reimburse them for expenses in so doing. Consistent with the Company's confidential voting procedure, Directors, officers and other regular employees of the Company, as yet undesignated, may also request the return of proxies by telephone or fax, or in person.

Stockholder Proposals

Stockholder proposals intended to be presented at the Annual Meeting, including proposals for the nomination of Directors, must be received by February 12, 2010, to be considered for the 2010 annual meeting pursuant to Rule 14a-8 under the Exchange Act. Stockholders proposals should be mailed to Systemax Inc., Attention: Investor Relations, 11 Harbor Park Drive, Port Washington, NY 11050.

Other Matters

The Board does not know of any matter other than those described in this proxy statement that will be presented for action at the meeting. If other matters properly come before the meeting, the persons named as proxies intend to vote the Shares they represent in accordance with their judgment.

A COPY OF THE COMPANY'S FORM 10-K FOR FISCAL YEAR 2008 IS INCLUDED AS PART OF THE COMPANY'S ANNUAL REPORT ALONG WITH THIS PROXY STATEMENT, WHICH ARE AVAILABLE AT *www.proxyvote.com*. AN ADDITIONAL COPY MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST. Such request should be sent to: Systemax Inc., 11 Harbor Park Drive, Port Washington, New York 11050, Attention: Investor Relations or via email to investinfo@systemax.com.

Available Information

The Company maintains an internet web site at *www.systemax.com*. The Company files reports with the Securities and Exchange Commission and makes available free of charge on or through this web site its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC's web site (www.sec.gov). The information on the Company's web site or any report the Company files with, or furnishes to, the SEC is not part of this proxy statement.

The Board has adopted the following corporate governance documents (the "Corporate Governance Documents"):

- Corporate Ethics Policy for officers, Directors and employees;

- Charter for the Audit Committee of the Board;

- Charter for the Compensation Committee of the Board;
- Charter for the Nominating/Corporate Governance Committee of the Board; and
- Corporate Governance Guidelines and Principles.

In accordance with the corporate governance rules of the New York Stock Exchange, each of the Corporate Governance Documents is available on the Company's Company web site (*www.systemax.com*) or can be obtained by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number:

1-13792

Systemax Inc.

(Exact name of registrant as specified in its charter)

Delaware	**11-3262067**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Harbor Park Drive
Port Washington, New York 11050
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (516) 608-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, par value $ .01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best knowledge of the registrant, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer [ ] Accelerated Filer [X] Non-Accelerated Filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2008, which is the last business day of the registrant's most recently completed second fiscal quarter, was approximately $148,811,545. For purposes of this computation, all executive officers and directors of the Registrant and all parties to the Stockholders Agreement dated as of June 15, 1995 have been deemed to be affiliates. Such determination should not be deemed to be an admission that such persons are, in fact, affiliates of the Registrant.

The number of shares outstanding of the registrant's common stock as of March 6, 2009 was 36,223,720 shares.

Documents incorporated by reference: Portions of the Proxy Statement of Systemax Inc. relating to the 2008 annual meeting of stockholders are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

PART I

Unless otherwise indicated, all references herein to Systemax Inc. (sometimes referred to as "Systemax," the "Company" or "we") include its subsidiaries.

Forward Looking Statements

This report contains forward looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. Statements contained in this report that are not historical facts are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements may include, but are not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, compliance with financial covenants in loan agreements, plans for acquisition or sale of assets or businesses and consolidation of operations of newly acquired businesses, and plans relating to products or services of the Company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this report, the words "anticipates," "believes," "estimates," "expects," "intends," and "plans" and variations thereof and similar expressions are intended to identify forward looking statements.

Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified based on current expectations. Consequently, future events and results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements contained in this report. Statements in this report, particularly in "Item 1. Business," "Item 1A. Risk Factors," "Item 3. Legal Proceedings," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Notes to Consolidated Financial Statements describe certain factors, among others, that could contribute to or cause such differences.

Other factors that may affect our future results of operations and financial condition include, but are not limited to, unanticipated developments in any one or more of the following areas, as well as other factors which may be detailed from time to time in our Securities and Exchange Commission filings:

- the effect on us of volatility in the price of paper and periodic increases in postage rates
- significant changes in the computer products retail industry, especially relating to the distribution and sale of such products
- timely availability of existing and new products
- risks involved with e-commerce, including possible loss of business and customer dissatisfaction if outages or other computer-related problems should preclude customer access to us
- risks associated with delivery of merchandise to customers by utilizing common delivery services
- borrowing costs or availability
- pending or threatened litigation and investigations
- the availability of key personnel

Readers are cautioned not to place undue reliance on any forward looking statements contained in this report, which speak only as of the date of this report. We undertake no obligation to publicly release the result of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected events.

Item 1. Business.

General

Systemax is primarily a direct marketer of brand name and private label products. Our operations are organized in three reportable business segments – Technology Products, Industrial Products and Software Solutions. Our Technology Products segment sells computers, computer supplies and consumer electronics which are marketed in North America and Europe. Except for certain personal computer ("PC") products that we assemble ourselves and sell under the trademarks *Systemax*™ and *Ultra*™, substantially all of our products are manufactured by other companies. We also sell certain computer-related products manufactured for us to our own design under the trademark *Systemax*™ and *Ultra*™. Technology Products accounted for 92% of our net sales in 2008.

Our Industrial Products segment sells a wide array of material handling equipment, storage equipment and consumable industrial items which are marketed in North America. Substantially all of these products are manufactured by other companies. Some products are manufactured for us to our own design and marketed under the trademarks *Global*™, *GlobalIndustrial.com*™ and *Nexel*™. Industrial products accounted for 8% of our net sales in 2008.

Our Software Solutions segment participates in the emerging market for on-demand, web-based business software applications through the marketing of our PCS ProfitCenter Software™ application. See Note 10 to the Consolidated Financial Statements included in Item 15 of this Form 10-K for additional financial information about our business segments as well as information about our geographic operations.

The Company was incorporated in Delaware in 1995. Certain predecessor businesses which now constitute part of the Company have been in business since 1955. Our headquarter office is located at 11 Harbor Park Drive, Port Washington, New York.

Recent Developments

On January 5, 2008 the Company entered into an asset purchase agreement with CompUSA Inc. Under the agreement the Company acquired CompUSA's e-commerce business and 16 of its retail leases and related fixtures for consideration of approximately $30.6 million. This acquisition accelerated the Company's planned expansion into the retail market place in North America and Puerto Rico.

Products

We offer more than 100,000 brand name and private label products. We endeavor to expand and keep current the breadth of our product offerings in order to fulfill the increasingly wide range of product needs of our customers.

Our computer sales include desktops, laptops and notebooks and are primarily offerings of brand name original equipment manufacturers, as well as our own Systemax and Ultra brands. Computer supplies and consumer electronics related products include supplies such as laser printer toner cartridges and ink jet printer cartridges; media such as flash memory, recordable disks and magnetic tape cartridges; peripherals such as hard disks, CD-ROM and DVD drives, printers and scanners; memory upgrades; data communication and networking equipment; monitors; digital cameras; plasma and LCD TVs; MP3 and DVD players; PDAs; and packaged software.

We assemble our Systemax and Ultra brand PCs in our 297,000 square foot, ISO-9001:2000 certified facility in Fletcher, Ohio. We purchase components and subassemblies from suppliers in the United States as well as overseas. Certain parts and components for our PCs are obtained from a limited group of suppliers. We also utilize licensed technology and computer software in the assembly of our PCs. For a discussion of risks associated with these licenses and suppliers, see Item 1A, Risk Factors.

Our industrial products include storage equipment such as wire and metal shelving, bins and lockers; light material handling equipment such as hand carts, pallet jacks and hand trucks; ladders, furniture, small office machines and related supplies; and consumable industrial products such as first aid items, safety items, protective clothing and OSHA compliance items.

We began to market our PCS ProfitCenter Software™ suite of business applications in 2004. PCS ProfitCenter Software™ is a web-based application which is delivered as an on-demand service over the internet. The product helps companies automate and manage their entire customer life-cycle across multiple sales channels (internet, call centers, outside salespersons, etc.).

Sales and Marketing

We market our products to both business customers and individual consumers. Our business customers include for-profit businesses, educational organizations and government entities. We have developed numerous proprietary customer and prospect databases. We consider our business customers to include the various individuals who work within an organization rather than just the business itself.

We have established a multi-faceted direct marketing system to business customers, consisting primarily of relationship marketers, catalog mailings and proprietary internet websites, the combination of which is designed to maximize sales. Our relationship marketers focus their efforts on our business customers by establishing a personal relationship between such customers and a Systemax account manager. The goal of the relationship marketing sales force is to increase the purchasing productivity of current customers and to actively solicit newly targeted prospects to become customers. With access to the records we maintain of historical purchasing patterns, our relationship marketers are prompted with product suggestions to expand customer order values. In certain countries, we also have the ability to provide such customers with electronic data interchange ("EDI") ordering and customized billing services, customer savings reports and stocking of specialty items specifically requested by these customers. Our relationship marketers' efforts are supported by frequent catalog mailings and e-mail campaigns, both of which are designed to generate inbound telephone sales, and our interactive websites, which allow customers to purchase products directly over the Internet. We believe that the integration of our multiple marketing methods enables us to more thoroughly penetrate our business, educational and government customer base. We believe increased internet exposure leads to more internet-related sales and also generates more inbound telephone sales; just as we believe catalog mailings and email campaigns which feature our websites results in greater internet-related sales.

We continue to have strong growth in sales to individual consumers, particularly through e-commerce means. To reach our individual consumer audience, we use online methods such as website campaigns, banner ads and e-mail campaigns. We are able to monitor and evaluate the results of our various advertising campaigns to enable us to execute them in the most cost-effective manner. We combine our use of e-commerce initiatives with catalog mailings, which generate online orders and calls to inbound sales representatives. These sales representatives use our information systems to fulfill orders and explore additional customer product needs. Sales to individual consumers are generally fulfilled from our own stock, requiring us to carry more inventory than we would for our business customers. We also periodically take advantage of attractive product pricing by making opportunistic bulk inventory purchases with the objective of turning them quickly into sales. We have also successfully increased our sales to individual consumers by using retail outlet stores. As of December 31, 2008 we had 29 retail locations open in North America and Puerto Rico.

E-commerce

The worldwide growth in active internet users has made e-commerce a significant opportunity for sales growth.

The increase in our internet-related sales enables us to leverage our advertising spending. We currently operate multiple e-commerce sites, including:

Technology Products:

- www.tigerdirect.com
- www.compusa.com
- www.compusagoved.com
- www.compusabusiness.com
- www.misco.co.uk
- www.tigerdirect.ca
- www.misco.de
- www.misco.fr
- www.infotelusa.com
- www.misco.nl
- www.globalcomputer.com
- www.misco.it
- www.misco.es
- www.globalgoved.com
- www.misco.se
- www.systemaxpc.com
- www.misco.at
- www.misco.ch
- www.misco.be
- www.misco.pt
- www.misco.ie

Industrial Products:

- www.globalindustrial.com

We continually upgrade the capabilities and performance of these web sites. Our internet sites feature on-line catalogs of thousands of products, allowing us to offer a wider variety of computer and industrial products than our printed catalogs. Our customers have around-the-clock, on-line access to purchase products and we have the ability to create targeted promotions for our customers' interests. Many of our internet sites also permit customers to purchase "build to order" PCs configured to their own specifications.

In addition to our own e-commerce web sites, we have partnering agreements with several of the largest internet shopping and search engine providers who feature our products on their web sites or provide "click-throughs" from their sites directly to ours. These arrangements allow us to expand our customer base at an economical cost.

Catalogs

We currently produce a total of 16 full-line and targeted specialty catalogs in North America and Europe under distinct titles. Our portfolio of catalogs includes such established brand names as *TigerDirect.com™, Global Computer Supplies™, CompUSA, TigerDirect.ca™, Misco®, Global*

Industrial™, ArrowStar™ and Nexel™. Full-line computer product catalogs offer products such as PCs, notebooks, peripherals, computer components, magnetic media, data communication, networking and power protection equipment, ergonomic accessories, furniture and software. Full-line industrial product catalogs offer products such as material handling products and industrial supplies. Specialty catalogs contain more focused product offerings and are targeted to individuals most likely to purchase from such catalogs. We mail catalogs to both businesses and individual consumers. In the case of business mailings, we mail our catalogs to many individuals at a single business location, providing us with multiple points-of-entry. Our in-house staff designs all of our catalogs. In-house catalog design helps reduce overall catalog expense and shortens catalog production time. This allows us the flexibility to alter our product offerings and pricing and to refine our catalog formats more quickly. Our catalogs are printed by third parties under fixed pricing arrangements. The commonality of certain core pages of our catalogs also allows for economies of scale in catalog production.

With the CompUSA acquisition, the distribution of our catalogs increased to 63 million in 2008, which was 9.5% more than in the prior year. In 2008, we mailed approximately 47 million catalogs in North America, a 16.2% increase from last year and approximately 16 million catalogs, or 6.5% fewer than 2007, were distributed in Europe.

Customer Service, Order Fulfillment and Support

We generally provide toll-free telephone number access for our customers. Certain of our domestic call centers are linked to provide telephone backup in the event of a disruption in phone service. In addition to telephone orders, we also receive orders by mail, fax, electronic data interchange and through the internet.

A large number of our products are carried in stock, and orders for such products are fulfilled on a timely basis directly from our distribution centers, typically on the day the order is received. We operate out of multiple sales and distribution facilities in North America and Europe. The locations of our distribution centers enable us to provide our customers next day or second day delivery. Orders are generally shipped by third-party delivery services in the United States and in Europe. The locations of our distribution centers in Europe have enabled us to market into additional countries with limited incremental investment. We maintain relationships with a number of large distributors in North America and Europe that also deliver products directly to our customers.

We provide extensive technical telephone support to our Systemax and Ultra brand PC customers. We maintain a database of commonly asked questions for our technical support representatives, enabling them to respond quickly to similar questions. We conduct regular on-site training seminars for our sales representatives to help ensure that they are well trained and informed regarding our latest product offerings.

Suppliers

We purchase substantially all of our products and components directly from manufacturers and large wholesale distributors. One vendor accounted for 12.0%, 14.4% and 12.8% of our purchases in 2008, 2007 and 2006, respectively. The loss of this vendor, or any other key vendors, could have a material adverse effect on us.

Certain private label products are manufactured by third-parties to our specifications. Many of these private label products have been designed or developed by our in-house product design and development teams.

Competition and Other Market Factors

Technology Products

The North American and European technology product markets are highly competitive, with many U.S., Asian and European companies vying for market share. There are few barriers of entry, with these products being sold through multiple channels of distribution, including direct marketers, local and national retail computer stores, computer resellers, mass merchants, over the internet and by computer and office supply superstores. In North America, our major competitors operate in all these sales channels; in Europe, our major competitors are regional or country-specific retail and direct-mail distribution companies and internet-based resellers.

Timely introduction of new products or product features are critical elements to remaining competitive. Other competitive factors include product performance, quality and reliability, technical support and customer service, marketing and distribution and price. Some of our competitors have stronger brand-recognition, broader product lines and greater financial, marketing, manufacturing and technological resources than us. Additionally, our results could also be adversely affected should we be unable to maintain our technological and marketing arrangements with other companies, such as Microsoft®, Intel® and Advanced Micro Devices®.

With conditions in the market for technology products remaining highly competitive, continued reductions in retail prices may adversely affect our revenues and profits. Additionally, we rely in part upon the introduction of new technologies and products by other manufacturers in order to sustain long-term sales growth and profitability. There is no assurance that the rapid rate of such technological advances and product development will continue.

Current economic conditions raise additional factors as the loss of consumer confidence in the Company's markets could result in a decrease of spending in the categories of products we sell. It is also possible that as manufacturers react to the marketplace they may reduce manufacturing capacity and create shortages of product.

Industrial Products

The market for the sale of industrial products in North America is highly fragmented and is characterized by multiple distribution channels such as retail outlets, small dealerships, direct mail distribution, internet-based resellers and large warehouse stores. We also face competition from manufacturers' own sales representatives, who sell industrial equipment directly to customers, and from regional or local distributors. Many high volume purchasers, however, utilize catalog distributors as their first source of product. In the industrial products market, customer purchasing decisions are primarily based on price, product selection, product availability, level of service and convenience. We believe that direct marketing via catalog, the internet and sales representatives is an effective and convenient distribution method to reach mid-sized facilities that place many small orders and require a wide selection of products. In addition, because the industrial products market is highly fragmented and generally less brand oriented, it is well suited to private label products.

Software Solutions

Software Solutions offers a software application for the multi-channel commerce industry. The software distribution model in which a software application is hosted by a software vendor or a service provider and made available to customers over the internet is also known as software as a service (SaaS). Traditional software licensing is being supplemented with on-demand delivery models that increase the predictability of information technology financial expenditures while making it easier for multi-channel commerce companies to manage their customers, products and services regardless of sales channel.

The increasing replacement of obsolete software solutions by multi-channel retailers for newer technologies provides our Software Solutions business with an opportunity to market its products and services. The advantages of having a single solution, single database to manage all sales channels (eCommerce, call center, catalog, mail order, retail) with web-based accessibility and faster implementation cycles is anticipated to fuel penetration into the multi-channel software market space.

Employees

As of December 31, 2008, we employed a total of 4,452 employees, of whom 3,251 were in North America and 1,201 were in Europe.

Seasonality

Net sales have historically been modestly weaker during the second and third quarters as a result of lower business activity during those months. See Item 7, Management's Discussions and Analysis of Financial Condition and Results of Operations; Seasonality.

Environmental Matters

Under various national, state and local environmental laws and regulations in North America and Europe, a current or previous owner or operator (including the lessee) of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. We lease most of our facilities. In connection with such leases, we could be held liable for the costs of removal or remedial actions with respect to hazardous substances. Although we have not been notified of, and are not otherwise aware of, any material real property environmental liability, claim or non-compliance, there can be no assurance that we will not be required to incur remediation or other costs in connection with real property environmental matters in the future.

Financial Information About Foreign and Domestic Operations

We conduct our business in North America (the United States, Puerto Rico and Canada) and Europe. Approximately 37.9% of our net sales during 2008 were made by subsidiaries located outside of the United States. For information pertaining to our international operations, see Note 10, "Segment and Related Information,"to the Consolidated Financial Statements included in Item 15 of this Form 10-K. The following sets forth selected information with respect to our operations in those two geographic markets (in thousands):

	North America	Europe	Total
2008			
Net sales	$2,092,372	$940,589	$3,032,961
Operating income	$62,268	$21,099	$83,367
Identifiable assets	$553,263	$150,000	$703,263
2007			
Net sales	$1,847,477	$932,398	$2,779,875
Operating income	$82,365	$11,577	$93,942
Identifiable assets	$488,761	$185,110	$673,871
2006			
Net sales	$1,601,259	$743,906	$2,345,165
Operating income	$45,297	$15,433	$60,730
Identifiable assets	$426,451	$157,710	$584,161

See Item 7, Management's Discussions and Analysis of Financial Condition and Results of Operations, for further information with respect to our operations.

Available Information

We maintain an internet website at www.systemax.com. We file reports with the Securities and Exchange Commission and make available free of charge on or through this web site our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC's web site (www.sec.gov). The information on our web site is not part of this or any other report we file with, or furnish to, the SEC.

Our Board of Directors has adopted the following corporate governance documents with respect to the Company (the "Corporate Governance Documents"):

- Corporate Ethics Policy for officers, directors and employees
- Charter for the Audit Committee of the Board of Directors
- Charter for the Compensation Committee of the Board of Directors
- Charter for the Nominating/Corporate Governance Committee of the Board of Directors
- Corporate Governance Guidelines and Principles

In accordance with the listing standards of the New York Stock Exchange, each of the Corporate Governance Documents is available on our Company web site (www.systemax.com) and can be obtained upon request by writing to Systemax Inc., Attention: Board of Directors (Corporate Governance), 11 Harbor Park Drive, Port Washington, NY 11050.

Item 1A. Risk Factors.

There are a number of factors and variables described below that may affect our future results of operations and financial condition. Other factors of which we are currently not aware or that we currently deem immaterial may also affect our results of operations and financial position.

Risks Related to the Economy and Our Industries

- *Economic conditions have affected and could continue to adversely affect our revenues and profits.*

  Current economic conditions may cause the loss of consumer confidence in the Company's markets which may result in a decrease of spending in the categories of products we sell. It is also possible that as manufacturers react to the marketplace they may reduce manufacturing capacity, creating shortages of product. Both we and our customers are subject to global political, economic and market conditions, including inflation, interest rates, energy costs, the impact of natural disasters, military action and the threat of terrorism. Our consolidated results of operations are directly affected by economic conditions in North America and Europe. We may experience a decline in sales as a result of poor economic conditions and the lack of visibility relating to future orders. Our results of operations depend upon, among other things, our ability to maintain and increase sales volumes with existing customers, our ability to attract new customers and the financial condition of our customers. A decline in the economy that adversely affects our customers, causing them to limit or defer their spending, would likely adversely affect us as well. We cannot predict with any certainty whether we will be able to maintain or improve upon historical sales volumes with existing customers, or whether we will be able to attract new customers.

  In response to economic and market conditions, from time to time we have undertaken initiatives to reduce our cost structure where appropriate. These initiatives, as well as any future workforce and facilities reductions, may not be sufficient to meet current and future changes in economic and market conditions and allow us to continue to achieve the growth rates and levels of profitability we have recently experienced. In addition, costs actually incurred in connection with our restructuring actions may be higher than our estimates of such costs and/or may not lead to the anticipated cost savings.

- *Competitive pressures could harm our revenue and gross margin.*

  We may not be able to compete effectively with current or future competitors. The markets for our products and services are intensely competitive and subject to constant technological change. We expect this competition to further intensify in the future. Competitive factors include price, availability, service and support. We compete with a wide variety of other resellers and retailers, as well as manufacturers. Many of our competitors are larger companies with greater financial, marketing and product development resources than ours. In addition, new competitors may enter our markets. This may place us at a disadvantage in responding to competitors' pricing strategies, technological advances and other initiatives, resulting in our inability to increase our revenues or maintain our gross margins in the future.

  In many cases our products compete directly with those offered by other manufacturers and distributors. If any of our competitors were to develop products or services that are more cost-effective or technically superior, demand for our product offerings could decrease.

  Our gross margins are also dependent on the mix of products we sell and could be adversely affected by a continuation of our customers' shift to lower-priced products.

- *State and local sales tax collection may affect demand for our products.*

  Our United States subsidiaries collect and remit sales tax in states in which the subsidiaries have physical presence or in which we believe nexus exists which obligates us to collect sales tax. Other states may, from time to time, claim that we have state-related activities constituting a sufficient nexus to require such collection. Additionally, many other states seek to impose sales tax collection obligations on companies that sell goods to customers in their state, or directly to the state and its political subdivisions, even without a physical presence. Such efforts by states have increased recently, as states seek to raise revenues without increasing the tax burden on residents. We rely on United States Supreme Court decisions which hold that, without Congressional authority, a state may not enforce a sales tax collection obligation on a company that has no physical presence in the state and whose only contacts with the state are through the use of interstate commerce such as the mailing of catalogs into the state and the delivery of goods by mail or common carrier. We cannot predict whether the nature or level of contacts we have with a particular state will be deemed enough to require us to collect sales tax in that state nor can we be assured that Congress or individual states will not approve legislation authorizing states to impose tax collection obligations on all direct mail and/or e-commerce transactions. A successful assertion by one or more states that we should collect sales tax on the sale of merchandise could result in substantial tax liabilities related to past sales and would result in considerable administrative burdens and costs for us and may reduce demand for our products from customers in such states when we charge customers for such taxes.

- *Business disruptions could adversely impact our revenue and financial condition.*

  We insure for certain property and casualty risks consisting primarily of physical loss to property, business interruptions resulting from property losses, worker's compensation, comprehensive general liability, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Although we believe that our insurance coverage is reasonable, significant events such as acts of war and terrorism, economic conditions, judicial decisions, legislation, natural disasters and large losses could materially affect our insurance obligations and future expense.

- *Changes in financial accounting standards may affect our results of operations.*

  A change in accounting standards or practices can have a significant effect on our reported results of operations. New accounting pronouncements and interpretations of existing accounting rules and practices have occurred and may occur in the future. Changes to existing rules may adversely affect our reported financial results.

Risks Related to Our Company

- *Our reliance on information and communications technology requires significant expenditures and entails risk.*

  We rely on a variety of information and telecommunications systems in our operations. Our success is dependent in large part on the accuracy and proper use of our information systems, including our telecommunications systems. To manage our growth, we continually evaluate the adequacy of our existing systems and procedures. We anticipate that we will regularly need to make capital expenditures to upgrade and modify our management information systems, including software and hardware, as we grow and the needs of our business change. In particular, our financial and retail point of sale systems will be replaced during the coming years. The occurrence of a significant system failure, electrical or telecommunications outages or our failure to expand or successfully implement new systems could have a material adverse effect on our results of operations.

  Our information systems networks, including our web sites, and applications could be adversely affected by viruses or worms and may be vulnerable to malicious acts such as hacking. Although we take preventive measures, these procedures may not be sufficient to avoid harm to our operations, which could have an adverse effect on our results of operations.

- *We are dependent on third-party suppliers.*

  We purchase substantially all of our computer products from major distributors such as Ingram Micro Inc. and Tech Data and directly from large manufacturers such as Hewlett Packard and Acer, who may deliver those products directly to our customers. These relationships enable us to make available to our customers a wide selection of products without having to maintain large amounts of inventory. The termination or interruption of our relationships with any of these suppliers could materially adversely affect our business.

  Our PC products contain electronic components, subassemblies and software that in some cases are supplied through sole or limited source third-party suppliers, some of which are located outside of the U.S. Although we do not anticipate any problems procuring supplies in the near-term, there is no assurance that parts and supplies will be available in a timely manner and at reasonable prices. Any loss of, or interruption of, supply from key suppliers may require us to find new suppliers. This could result in production or development delays while new suppliers are located, which could substantially impair operating results. If the availability of these or other components used in the manufacture of our products was to decrease, or if the prices for these components were to increase significantly, operating costs and expenses could be adversely affected.

  We purchase a number of our products from vendors outside of the United States. Difficulties encountered by one or several of these suppliers could halt or disrupt production and delay completion or cause the cancellation of our orders. Delays or interruptions in the transportation network could result in loss or delay of timely receipt of product required to fulfill customer orders.

  Many product suppliers provide us with co-op advertising support in exchange for featuring their products in our catalogs and on our internet sites. Certain suppliers provide us with other incentives such as rebates, reimbursements, payment discounts, price protection and other similar arrangements. These incentives are offset against cost of goods sold or selling, general and administrative expenses, as applicable. The level of co-op advertising support and other incentives received from suppliers may decline in the future, which could increase our cost of goods sold or selling, general and administrative expenses and have an adverse effect on results of operations and cash flows.

- *Goodwill and intangible assets may become impaired resulting in a charge to earnings.*

  The acquisition of certain assets of CompUSA resulted in the recording of significant intangible assets and goodwill. We are required to test goodwill and intangible assets to determine if the carrying values of these assets are impaired annually or on a more frequent basis if indicators of impairment exist. If any of our goodwill or intangible assets are determined to be impaired we may be required to record a significant charge to earnings in the period during which the impairment is discovered.

- *We have substantial international operations and we are exposed to fluctuations in currency exchange rates and political uncertainties.*

  We operate internationally and as a result, we are subject to risks associated with doing business globally. Risks inherent to operating overseas include:

  - Changes in a country's economic or political conditions
  - Changes in foreign currency exchange rates
  - Difficulties with staffing and managing international operations
  - Unexpected changes in regulatory requirements

  For example, we currently have operations located in numerous countries outside the United States, and non-U.S. sales (Europe, Canada and Puerto Rico) accounted for approximately 37.9% of our revenue during 2008. To the extent the U.S. dollar strengthens against foreign currencies, our foreign revenues and profits will be reduced when translated into U.S. dollars.

- *We are exposed to inventory risks.*

  A substantial portion of our inventory is subject to risk due to technological change and changes in market demand for particular products. If we fail to manage our inventory of older products we may have excess or obsolete inventory. We may have limited rights to return purchases to certain suppliers and we may not be able to obtain price protection on these items. The elimination of purchase return privileges and lack of availability of price protection could lower our gross margin or result in inventory write-downs.

  We also take advantage of attractive product pricing by making opportunistic bulk inventory purchases; any resulting excess and/or obsolete inventory that we are not able to re-sell could have an adverse impact on our results of operations. Any inability to make such bulk inventory purchases may significantly impact our sales and profitability.

- *Restrictions and covenants in our credit facility may limit our ability to enter into certain transactions.*

  Our United States/United Kingdom combined revolving credit agreement contains covenants restricting or limiting our ability to, among other things:

  - incur additional debt

- create or permit liens on assets
- make capital expenditures or investments
- pay dividends

If we fail to comply with the covenants and other requirements set forth in the credit agreement, we would be in default and would need to negotiate a waiver agreement with the lenders. Failure to agree on such a waiver could result in the lenders terminating the credit agreement and demanding repayment, which would adversely affect our cash position and adversely affect the availability of financing to us, which could materially impact our operations.

- *We have experienced rapid growth in retail stores*

The acquisition of CompUSA in 2008 added 16 retail stores, more than double the then existing number of stores. The addition of these stores requires the Company to effectively manage its cost structure in order to maintain profitability including the additional inventory needs, retail point of sales IT systems, retail personnel and leased facilities. Future growth in retail will also be dependent on the ability to attract customers and build brand loyalty. The retail computer and consumer electronics business is highly competitive and has narrow gross margins. If we fail to manage our growth and cost structure while maintaining high levels of service and meeting competitive pressures adequately, our business plan may not be achieved and may lead to reduced profitability.

- *Rebate Processing*

Similiar to other companies in the technology products industry, we advertise manufacturers' mail-in rebates on many products we sell and, in some cases, offer our own rebates. These rebates are processed through third party vendors and in house. If these rebates are not processed in a timely and satisfactory manner by either third party vendors or our in house operations, our reputation in the marketplace could be negatively impacted. See Item 3, Legal Proceedings.

- *Gross profit margins in Technology Products are narrow and variable*

The computer and consumer electronics industry is highly price competitive and gross profit margins are narrow and variable. The Company's ability to reduce prices in reaction to competitive pressure may be limited. Additionally, gross profit margins and operating margins are affected by changes in factors such as vendor pricing, vendor rebate and or price protection programs, product return rights, and product mix. Pricing pressure was prevalent in the second half of 2008 as a result of the significant decline in economic activity in the markets we serve and we expect this to continue during this or any period of sustained economic decline. We may not be able to mitigate these pricing pressures and resultant declines in sales and gross profit margin with cost reductions in other areas or expansion into new product lines. If we are unable to proportionately mitigate these conditions our operating results and financial condition may suffer.

- *We may be liable for misuse, loss or theft of our customers' personal information*
-

In processing our sales orders we often collect personal information and credit card information from our customers. The Company has comprehensive privacy and data security policies in place which are designed to prevent security breaches, however, if a third party or a rogue employee or employees are able to bypass our network security or otherwise compromise our customers' personal information or credit card information, we could be subject to liability. This liability may include claims for identity theft, unauthorized purchases, claims alleging misrepresentation of our privacy and data security practices or other related claims.

- *Increased costs associated with corporate governance compliance may impact our results of operations.*

  As a public company, we incur significant legal, accounting and other expenses that we would not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and listing requirements subsequently adopted by the New York Stock Exchange in response to Sarbanes-Oxley, have required changes in corporate governance practices of public companies. These developments have substantially increased our legal compliance, auditing and financial reporting costs and made them more time consuming. These developments may also make it more difficult and more expensive for us to obtain directors' and officers' liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage, possibly making it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee.

- *Our success is dependent upon the availability of credit and financing.*

  We require significant levels of capital in our business to finance accounts receivable and inventory. We maintain credit facilities in the United States and in Europe to finance increases in our working capital if available cash is insufficient. The amount of credit available to us at any point in time may be adversely affected by the quality or value of the assets collateralizing these credit lines. In addition, if we are unable to renew or replace these facilities at maturity our liquidity and capital resources may be adversely affected. However, we currently have no reason to believe that we will not be able to renew or replace our facilities when they reach maturity.

- *Sales to individual consumers exposes us to credit card fraud, which could adversely affect our business.*

  Failure to adequately control fraudulent credit card transactions could increase our expenses. Increased sales to individual consumers, which are more likely to be paid for using a credit card, increases our exposure to fraud. We employ technology solutions to help us detect the fraudulent use of credit card information. However, if we are unable to detect or control credit card fraud, we may suffer losses as a result of orders placed with fraudulent credit card data, which could adversely affect our business.

- *Our income tax rate and the value of our deferred tax assets are subject to change.*

  Changes in our income tax expense due to changes in the mix of U.S. and non-U.S. revenues and profitability, changes in tax rates or exposure to additional income tax liabilities could affect our profitability. We are subject to income taxes in the United States and various foreign jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or by material audit assessments. The carrying value of our deferred tax assets, which are primarily in the United States and the United Kingdom, is dependent on our ability to generate future taxable income in those jurisdictions. In addition, the amount of income taxes we pay is subject to ongoing audits in various jurisdictions and a material assessment by a tax authority could affect our profitability.

- *We may encounter risks in connection with sales of our web-hosted software application.*

  In 2004, we introduced our web-based and hosted, on-demand software suite of products, marketed as PCS ProfitCenter Software™. We have a limited operating history with this type of product offering and may encounter risks inherent in the software industry, including but not limited to:

- failure to implement effective general and application controls
- errors or security flaws in our product
- technical difficulties which we can not resolve on a timely or cost-effective basis
- inability to provide the level of service commitment
- inability to deliver product upgrades and enhancements
- delays in development
- inability to hire and retain qualified technical personnel
- impact of privacy laws on the use of our product
- exposure to claims of infringement of intellectual property rights

Item 1B. Unresolved Staff Comments.
None.

Item 2. Properties.

Our primary facilities, which are leased except where otherwise indicated, are as follows:

Facility	Location	Approximate Square Feet	Expiration of Lease
Headquarters, Sales and Distribution Center (1)	Port Washington, NY	86,000	2017
Sales and Distribution Center	Buford, GA	647,000	2021
Sales, Distribution Center and Retail Store	Naperville, IL	330,000	2026
PC Assembly, Sales and Distribution Center	Fletcher, OH	297,000	Owned
Sales and Administrative Center	Miami, FL	80,000	2010
Distribution Center	Las Vegas, NV	90,000	2010
Sales Center	Markham, Ontario	23,000	2013
Sales and Administrative Center	Richmond Hill, Ontario	20,296	2017
Sales, Administrative and Distribution Center	Verrieres le Buisson, France	48,000	2010
Sales, Administrative and Distribution Center	Langen, Germany	92,000	2013
Sales, Administrative and Distribution Center	San Agustin del Guadalix, Spain	38,000	2009
Sales, Administrative and Distribution Center	Lacchiarella, Italy	102,000	2009
Sales and Distribution Center	Greenock, Scotland	78,000	Owned
Sales and Administrative Center	Wellingborough, England	75,000	Owned
Sales and Administrative Center	Amstelveen, Netherlands	21,000	2012
Sales, Administrative and Distribution Center	Lidkoping, Sweden	20,000	2009
Sales and Administrative Center	Uniondale, NY	22,719	2012

(1) For information about this facility, leased from related parties, see Item 13 --Certain Relationships and Related Transactions and Director Independence.

We also lease space for other smaller offices and retail stores in the United States, Canada, Puerto Rico and Europe and certain facilities leased by the Company are subleased to others. We believe our current facilities provide adequate capacity for our current and projected needs. We intend to renew the leases for our space which would otherwise terminate in 2009.

For further information regarding our lease obligations, see Note 9 to the Consolidated Financial Statements.

Item 3. Legal Proceedings.

Kevin Vukson v. TigerDirect, Inc., OnRebate.com Inc. and Systemax Inc.

On October 18, 2007, Kevin Vukson filed a national class action complaint in U.S. District Court against TigerDirect, Inc., OnRebate.com Inc. and Systemax Inc. on behalf of himself and all OnRebate customers whose rebates were denied or delayed. (OnRebate.com Inc. is a rebate processing company owned by Systemax.). Vukson's complaint (as amended) alleges that since 2004 Systemax, TigerDirect and OnRebate engaged in a conspiracy to engage in deceptive and unfair rebate practices. Vukson alleges counts for violation of state consumer protection statutes, conspiracy, and unfair rebate practices. On February 11, 2009 the Court dismissed Vukson's complaint with leave to file an amended complaint by February 19, 2009 but ordered that any amended complaint not include a request for punitive damages. On February 19, 2009 Vukson filed an amended complaint with no request for punitive damages, as ordered by the Court. The Company will continue to vigorously defend this case.

State of Florida, Office of the Attorney General Subpoena

On January 2, 2008 the Company received a subpoena for documents from the Florida Attorney General's Office relating to the payment and processing of rebates by the Company. The Company received subpoenas for additional documents on January 30, 2008 and on August 25, 2008. The Company is cooperating with the Florida Attorney General's investigation and has provided a substantial number of documents in response to the subpoenas.

Other Matters

Systemax is a party to various pending legal proceedings and disputes arising in the normal course of business, including those involving commercial, employment, tax and intellectual property related claims, none of which, in management's opinion, is anticipated to have a material adverse effect on our consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Systemax common stock is traded on the New York Stock Exchange under the symbol "SYX." The following table sets forth the high and low closing sales price of our common stock as reported on the New York Stock Exchange for the periods indicated.

	High	Low
2008		
First Quarter	$20.32	$9.01
Second Quarter	20.89	12.06
Third Quarter	18.43	14.04
Fourth Quarter	15.10	8.75
2007		
First Quarter	$30.13	$18.10
Second Quarter	21.75	16.22
Third Quarter	22.12	17.60
Fourth Quarter	24.47	17.95

On January 3, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $10.87 per share. As of January 3, 2009, we had 230 shareholders of record.

On March 3, 2008, the Company's Board of Directors declared a special dividend of $1.00 per share payable on April 2, 2008 to shareholders of record on March 21, 2008. This special dividend is the second dividend we have paid since our initial public offering. Depending in part upon profitability, the strength of our balance sheet, our cash position and the need to retain cash for the development and expansion of our business, we may decide to declare another special dividend in the future.

On March 14, 2007, the Company's Board of Directors declared a special dividend of $1.00 per share payable on April 12, 2007 to shareholders of record on April 2, 2007. This special dividend was the first dividend we have paid since our initial public offering.

In May 2008, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's common stock. During 2008 the Company repurchased 475,301 common shares. Detail of those purchases is as follows:

Fiscal Month	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
August	228,401	$15.04	228,401	1,771,599
December	246,900	$9.67	475,301	1,524,699
Total	475,301	$12.25		

Information regarding securities authorized for issuance under equity compensation plans and a performance graph relating to the Company's common stock is set forth in the Company's Proxy Statement relating to the 2009 annual meeting of shareholders and is incorporated by reference herein.

Item 6. Selected Financial Data.

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this report. The selected statement of operations data for fiscal years 2008, 2007 and 2006 and the selected balance sheet data as of December 2008 and 2007 are derived from the audited consolidated financial statements which are included elsewhere in this report. The selected balance sheet data as of December 2006, 2005 and 2004 and the selected statement of operations data for fiscal years 2005 and 2004 are derived from the audited consolidated financial statements of the Company which are not included in this report.

	Years Ended December 31, (In millions, except per share data)				
	2008	2007	2006	2005	2004
Statement of Operations Data:					
Net sales	$3,033.0	$2,779.9	$2,345.2	$2,115.5	$1,928.1
Gross profit	$464.1	$426.3	$342.9	$307.3	$286.5
Operating income	$83.4	$93.9	$60.7	$37.2	$17.6
Net income	$52.8	$69.5	$45.1	$11.4	$10.2
Per Share Amounts:					
Net income – diluted	$1.41	$1.84	$1.22	$.31	$.29
Weighted average common shares –di luted	37.4	37.8	36.9	36.5	35.5
Cash dividends declared per common share	$1.00	$1.00	$-	$-	$-
Balance Sheet Data:					
Working capital	$250.6	$274.4	$229.4	$169.8	$148.0
Total assets	$703.3	$677.6	$584.1	$504.5	$483.2
Long-term debt, excluding current portion	$1.4	$.3	$.5	$8.0	$8.6
Shareholders' equity	$334.0	$335.8	$289.5	$232.8	$222.6

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Systemax is primarily a direct marketer of brand name and private label products. Our operations are organized in three reportable business segments – Technology Products, Industrial Products and Software Solutions. Our Technology Products segment sells computers, computer supplies and consumer electronics which are marketed in North America, Puerto Rico and Europe. Except for certain PC products that we assemble ourselves and sell under the trademarks *Systemax*™ and *Ultra*™, substantially all of our products are manufactured by other companies. We also sell certain computer-related products manufactured for us to our own design under the trademark *Systemax*™ *and Ultra*™. Technology products accounted for 92% of our net sales in 2008. Our Industrial Products segment sells a wide array of material handling equipment, storage equipment and consumable industrial items which are marketed in North America. Substantially all of these products are manufactured by other companies. Some products are manufactured for us to our own design and marketed under the trademarks *Global*™, *GlobalIndustrial.com*™ and *Nexel*™. Industrial products accounted for 8% of our net sales in 2008. In both of these product groups, we offer our customers a broad selection of products, prompt order fulfillment and extensive customer service. Our Software Solutions segment, which became a reportable segment in 2006, participates in the emerging market for on-demand, web-based business software applications through the marketing of our PCS ProfitCenter Software™ application. See Note 10 to the Consolidated Financial Statements included in Item 15 of this Form 10-K for additional financial information about our business segments as well as information about our geographic operations.

The market for computer products and consumer electronics is subject to intense price competition and is characterized by narrow gross profit margins. The North American industrial products market is highly fragmented and we compete against companies utilizing multiple distribution channels. Distribution of our technology products and industrial products is working capital intensive, requiring us to incur significant costs associated with the warehousing of many products, including the costs of leasing warehouse space, maintaining inventory and inventory management systems, and employing personnel to perform the associated tasks. We supplement our on-hand product availability by maintaining relationships with major distributors and manufacturers, utilizing a combination of stocking and drop-shipment fulfillment.

The primary component of our operating expenses historically has been employee related costs, which includes items such as wages, commissions, bonuses, employee benefits and stock option expenses. We continually assess our operations to ensure that they are efficient, aligned with market conditions and responsive to customer needs.

During the first quarter of 2008 the Company acquired CompUSA's e-commerce business and 16 of its retail leases and related fixtures for direct consideration of approximately $30.6 million. This acquisition accelerated the Company's planned expansion into the retail market place for Technology Products in North America and Puerto Rico.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to the consolidated financial statements. Certain accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty, and as a result, actual results could differ from those estimates. These judgments are based on historical experience, observation of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. Management believes that full consideration has been given to all relevant circumstances that we may be subject to, and the consolidated financial statements of the Company accurately reflect management's best estimate of the consolidated results of operations, financial position and cash flows of the Company for the years presented. We identify below a number of policies that entail significant judgments or estimates. Actual results may differ from these estimates under different conditions or assumptions.

Revenue Recognition. We recognize product sales when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time of receipt by customers when title and risk of loss both are transferred. Sales are shown net of returns and allowances, rebates and sales incentives. Reserves for estimated returns and allowances are provided when sales are recorded, based on historical experience and current trends.

Accounts Receivable and Allowance for Doubtful Accounts. We record an allowance for doubtful accounts to reflect our estimate of the collectibility of our trade accounts receivable. We evaluate the collectibility of accounts receivable based on a combination of factors, including an analysis of the age of customer accounts and our historical experience with accounts receivable write-offs. The analysis also includes the financial condition of a specific customer or industry, and general economic conditions. In circumstances where we are aware of customer charge-backs or a specific customer's inability to meet its financial obligations, a specific reserve for bad debts applicable to amounts due to reduce the net recognized receivable to the amount management reasonably believes will be collected is recorded. In those situations with ongoing discussions, the amount of bad debt recognized is based on the status of the discussions. While bad debt allowances have been within expectations and the provisions established, there can be no guarantee that we will continue to experience the same allowance rate we have in the past.

Inventories. We value our inventories at the lower of cost or market, cost being determined on the first-in, first-out method except in Europe and retail locations where an average cost is used. Excess and obsolete or unmarketable merchandise are written down based on historical experience, assumptions about future product demand and market conditions. If market conditions are less favorable than projected or if technological developments result in accelerated obsolescence, additional write-downs may be required. While obsolescence and resultant markdowns have been within expectations, there can be no guarantee that we will continue to experience the same level of markdowns we have in the past.

Goodwill and, Intangible Assets — We apply the provisions of Statement of Financial Accounting Standards No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets," in our valuation of goodwill and other intangible assets. FAS 142 requires that goodwill be reviewed at least annually for potential impairment. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value.

Long-lived Assets. Management exercises judgment in evaluating our long-lived assets for impairment. We believe we will generate sufficient undiscounted cash flow to more than recover the investments made in property, plant and equipment. Our estimates of future cash flows involve assumptions concerning future operating performance and economic conditions. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Accruals. Management exercises judgment in estimating various period end liabilities such as costs related to vendor drop shipments, sales returns and allowances, cooperative advertising and customer rebate reserves, and other vendor and employee related costs. While we believe that these estimates are reasonable, any significant deviation of actual costs as compared to these estimates could have a material impact on the Company's consolidated financial statements.

Income Taxes. We are subject to taxation from federal, state and foreign jurisdictions and the determination of our tax provision is complex and requires significant management judgment. Management judgment is also applied in the determination of deferred tax assets and liabilities and any valuation allowances that might be required in connection with our ability to realize deferred tax assets.

Since we conduct operations in numerous US states and internationally, our effective tax rate has and will continue to depend upon the geographic distribution of our pre-tax income or losses among locations with varying tax rates and rules. As the geographic mix of our pre-tax results among various tax jurisdictions changes, the effective tax rate may vary from period to period. We are also subject to periodic examination from domestic and foreign tax authorities regarding the amount of taxes due. These examinations include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. We have established, and periodically reevaluate, an estimated income tax reserve on our consolidated balance sheet to provide for the possibility of adverse outcomes in income tax proceedings. While management believes that we have identified all reasonably identifiable exposures and that the reserve we have established for identifiable exposures is appropriate under the circumstances, it is possible that additional exposures exist and that exposures may be settled at amounts different than the amounts reserved.

We recognize deferred tax assets and liabilities for the effect of temporary differences between the book and tax bases of recorded assets and liabilities and for tax loss carry forwards. The realization of net deferred tax assets is dependent upon our ability to generate sufficient future taxable income. Where it is more likely than not that some portion or all of the deferred tax asset will not be realized, we have provided a valuation allowance. If the realization of those deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made. In the event that actual results differ from these estimates or we adjust these estimates in future periods, an adjustment to the valuation allowance may be required, which could materially affect our consolidated financial position and results of operations.

Restructuring charges. We have taken restructuring actions in the past and could in the future commence further restructuring activities which result in recognition of restructuring charges if events make it necessary. These actions require management to make judgments and utilize significant estimates regarding the nature, timing and amounts of costs associated with the activity. When we incur a liability related to a restructuring action, we estimate and record all appropriate expenses, including expenses for severance and other employee separation costs, facility consolidation costs (including estimates of sublease income), lease cancellations, asset impairments and any other exit costs. Should the actual amounts differ from our estimates, the amount of the restructuring charges could be impacted, which could materially affect our consolidated financial position and results of operations.

Recently Adopted and Newly Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements". This statement was issued to increase consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. Effective January 1, 2008 the Company adopted the provisions of SFAS No. 157, which did not have a material impact on the Company's consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, which provides for a one-year deferral of the provisions of SFAS No. 157 until fiscal years beginning after December 15, 2008 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the potential impact, if any, of FSP 157-2.

In April 2008, the FASB issued FSP FAS 142-3 "Determination of the Useful Life of Intangible Assets". FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The standard applies prospectively to intangible assets acquired and/or recognized on or after January 1, 2009. The Company is currently evaluating the impact, if any, the adoption of this FSP may have on the Company's consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1 "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities". This FSP was issued to clarify that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. The guidance in this FSP applies to the calculation of Earnings Per Share ("EPS") under Statement 128 for share-based payment awards with rights to dividends or dividend equivalents. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. The Company does not expect the adoption of this FSP to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which replaces FASB Statement 141. SFAS No.141R retains the requirement that the acquisition method of accounting be used for business combinations. The objective of SFAS No. 141R is to improve the relevance, representational faithfulness and comparability that reporting entities provide in their financial reports about business combinations and their effects. SFAS No. 141R establishes principles and requirements for how an acquirer 1) recognizes and measures identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, 2) recognizes and measures the goodwill acquired in the combination or a gain from a bargain purchase and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for annual periods beginning after December 15, 2008 and will be applied prospectively for all business combinations entered into after the date of adoption. The impact of SFAS No. 141R will depend on the nature and terms of any future business combinations, if any.

In December 2007, the FASB issued SFAS No. 160, "Accounting and Reporting of Non-controlling Interest". The objective of SFAS No. 160 is to improve the relevance, comparability and transparency of the financial information that reporting entities provide related to non-controlling interests, sometimes referred to as minority interests. SFAS No. 160 requires, among other things, that non-controlling interests be shown separately in the consolidated entity's equity section of the balance sheet. SFAS No. 160 also establishes accounting and reporting standards for ownership interest in subsidiaries held by parties other than the parent, for presentation of amounts of consolidated net income attributable to the parent and the non-controlling interest, for consistency in accounting for changes in a parent's ownership interest when the parent retains a controlling interest, for the valuation of retained non-controlling equity interests when a subsidiary is deconsolidated and for providing sufficient disclosure that identifies and distinguishes the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective beginning January 1, 2009. The Company does not expect the adoption of SFAS No.160 to have a material impact on its consolidated financial statements.

Highlights from 2008

The discussion of our results of operations and financial condition that follows will provide information that will assist in understanding our financial statements and information about how certain accounting principles and estimates affect the consolidated financial statements. This discussion should be read in conjunction with the consolidated financial statements included herein.

- Sales increase of 9% in 2008 over 2007
- CompUSA.com and CompUSA retail contributed $226.3 million in sales
- Movements in exchange rates positively impacted European and Canadian sales by approximately $13 million and $5 million, respectively
- Revenue growth slowed in the second half of 2008

Results of Operations

Key Performance Indicators (in thousands):

	Years Ended December 31,					
	2008	2007	% Change	2007	2006	% Change
Net sales by segment:						
Technology products	$2,795,441	$2,553,716	9.5%	$2,553,716	$2,148,104	18.9%
Industrial products	237,027	225,746	5.0%	225,746	196,860	14.7%
Software solutions	493	413	19.4%	413	201	105.5%
Total net sales	$3,032,961	$2,779,875	9.1%	$2,779,875	$2,345,165	18.5%
Net sales by geography:						
North America	$2,092,372	$1,847,477	13.3%	$1,847,477	$1,601,259	15.4%
Europe	940,589	932,398	.9%	932,398	743,906	25.3%
Total net sales	$3,032,961	$2,779,875	9.1%	$2,779,875	$2,345,165	18.5%
Gross margin	15.3%	15.3%	-	15.3%	14.6%	.7%
SG&A costs	$380,778	$332,359	14.6%	$332,359	$282,189	17.8%
SG&A costs as % of sales	12.6%	12.0%	.6%	12.0%	12.0%	(.-)%
Operating income	$83,367	$93,942	(11.3)%	$93,942	$60,730	54.7%
Operating margin	2.7%	3.4%	(.7)%	3.4%	2.6%	.8%
Effective income tax rate	36.9%	30.5%	6.4%	30.5%	35.2%	(4.7)%
Net income	$52,843	$69,481	(23.9)%	$69,481	$45,147	53.9%
Net margin	1.7%	2.5%	(.8)%	2.5%	1.9%	.6%

NET SALES

Net sales grew 9% to $3 billion driven by growth in both technology and industrial products segments. Excluding the effects of exchange rate changes, sales would have grown 8%. North American technology products sales grew 14% to $1.9 billion. Exchange rate changes did not impact full year sales growth. European technology products sales grew 1% to $940.6 million. Excluding exchange rate benefits, European sales would have been flat.

Sales increased in all three reporting business segments and in both geographies during 2008 over 2007. The Technology Products sales increase was driven by increased internet and retail store sales as the result of the acquisition of the CompUSA ecommerce business and re-opening sixteen retail stores. Sales attributable to CompUSA web and retail were $226.3 million for the year. Excluding CompUSA revenue, total Technology Products revenues increased 0.6% compared to the prior year. In the United States, Technology Products sales excluding CompUSA declined 1.0% for the year. The decline over the year is the result of slower business to business IT and consumer electronics sales as United States economy activity slowed in the second half of 2008. In Europe sales increased .9% compared to a year ago. Movements in foreign exchange rates positively impacted the European sales comparison by approximately $13 million for the year. Excluding exchange rate benefits, European sales would have been flat year over year. Sales in Canada (Other North America) increased by 13.9% compared to the prior year. Excluding exchange rate benefits, sales would have increased 10.9% for the year. The increased sales are primarily the result of the opening of one additional retail store, increased business to business and web sales and generally more stable economic conditions in Canada as compared to other locations. As in the United States, sales slowed in the second half of 2008 in Europe and Canada for both consumer and business to business sales as the result of a slowdown in economic activity.

The growth in Industrial Products sales resulted from the Company increasing its market share through aggressive acquisition of customers via web and catalog, increased web advertising by expanding and refining advertisements for existing product lines and adding new advertising for new product lines via search engines, shipping engines and vertical market sites.

In our Software Solutions segment, revenues continue to be insignificant relative to consolidated revenues. In the fourth quarter of 2008, the Company reorganized its Software business to reduce its net loss and negative cash flow. The actions taken resulted in a charge to earnings of approximately $1.7 million. The Company expects to realize savings of approximately $2.6 million annually.

Sales increased in all three reporting business segments and in both geographies during 2007 over 2006. The growth in Technology Products sales was driven primarily by increased internet and retail store sales, private label product sales and expanded product offerings. The growth in Industrial Products sales resulted from the Company increasing its market share through competitive pricing advantages and increased internet sales. The growth in North American sales reflected the above factors in both segments. The growth in European sales was driven by strong business to business gains and by the effect of a weaker US dollar. Exchange rates positively impacted the European sales comparison by approximately $78 million in 2007 as compared to 2006. Excluding the movements in foreign exchange rates, European sales would have increased 12% from the prior year. Sales as measured in local currencies increased in all of the European markets we served in 2007. Sales in our Software segment were not material in 2007 and 2006 due to early stage of operations.

GROSS MARGIN

Consolidated gross margin remained consistent year over year at 15.3%, although in the fourth quarter of 2008 the Company's gross margin declined to 14.4% as the Company lowered certain product prices and offered freight incentives in order to gain market share and respond to competitive pricing pressures. Gross margin is dependent on variables such as product mix, vendor price protection and other sales incentives, competition, pricing strategy, cooperative advertising funds required to be classified as a reduction of cost of sales, freight discounting and other variables, any or all of which may result in fluctuations in gross margin.

Gross margin increased 70 basis points during 2007 over 2006, due primarily to decreased competitive pricing pressures in the Technology Products segment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased in 2008 over 2007 primarily as a result of the increase in sales volume, added personnel, facility and other operating costs associated with the CompUSA acquisition, as well as increased accounting, auditing, legal and professional expenses and reorganization charges incurred in our Software segment. Significant expense increases include approximately $27.0 million of increased sales and other salaries and related costs related to the increased sales volume; rent and real estate tax increases of $10.6 million; $5.8 million of increased professional and telephone/computer maintenance costs; and $4.3 million of increased credit card fees. CompUSA operations accounted for $23.6 million of these cost increases. Included in 2007 is a gain of approximately $2.4 million from a lawsuit that was settled favorably.

Selling, general and administrative expenses increased in 2007 over 2006 primarily as a result of the increase in sales volume as well as increased accounting, auditing, legal and consulting costs related to the Company being subject to Sarbanes Oxley section 404 requirements. Significant expense increases include approximately $26 million of increased internet advertising costs, $8 million of increased sales salaries related to the increased sales volume and an increase in other salaries and related costs of approximately $15 million due to increased staff in areas such as finance, marketing and information technology.

INTEREST AND OTHER INCOME AND INTEREST EXPENSE

Interest expense was $.3 million, $1.0 million and $1.7 million in 2008, 2007 and 2006. Interest expense decreased in 2008 and 2007 as a result of decreased short-term borrowings in the United Kingdom and the Netherlands. The extinguishment of mortgage debt related to our Georgia warehouse sale in the first quarter of 2006 also contributed to the decreased interest expense. Interest and other income, net was $2.0 million, $5.5 million and $9.5 million in 2008, 2007 and 2006. The increase in other income in 2006 mainly resulted from the gain on sale of the Georgia location.

INCOME TAXES

The Company's effective tax rate was 36.9% in 2008 as compared to 30.5% in 2007. The higher tax rate in 2008 is primarily attributed to a higher effective tax rate in the United Kingdom in 2008 as the result of the reversal of the valuation allowance in 2007. The lower effective tax rate in 2007 resulted primarily from the reversal of a valuation allowance of approximately $5.9 million against deferred tax assets in the United Kingdom partially offset by the recording of a valuation allowance of approximately $1.7 million against the deferred tax assets of Germany. The United Kingdom valuation allowance, originally recorded at $10.2 million, had been established in 2005 as the result of a cumulative loss position in the United Kingdom.

During 2008, 2007 and 2006, we did not recognize certain foreign tax credits, certain state deferred tax assets in the United States and certain benefits on losses in foreign tax jurisdictions due to our inability to carry such credits and losses back to prior years and our determination that it was more likely than not that we would not generate sufficient future taxable income in those tax jurisdictions to realize these assets. Accordingly, valuation allowances were recorded against the deferred tax assets associated with those items. If we are able to realize all or part of these deferred tax assets in future periods, it will reduce our provision for income taxes by a release of the corresponding valuation allowance.

Seasonality

Net sales have historically been modestly weaker during the second and third quarters as a result of lower business activity during those months. The 2008 amounts were impacted by the CompUSA acquisition. The following table sets forth the net sales, gross profit and income from operations for each of the quarters since January 1, 2006 *(amounts in millions)*.

	Three Months Ended			
	March 31	June 30	September 30	December 31
2008				
Net sales	$725	$756	$739	$813
Percentage of year's net sales	23.9%	24.9%	24.4%	26.8%
Gross profit	$115	$116	$116	$117
Operating income	$26	$21	$20	$16
2007				
Net sales	$676	$647	$687	$769
Percentage of year's net sales	24.3%	23.3%	24.7%	27.7%
Gross profit	$97	$99	$111	$120
Operating income	$22	$20	$24	$28
2006				
Net sales	$575	$547	$575	$648
Percentage of year's net sales	24.5%	23.3%	24.5%	27.6%
Gross profit	$90	$77	$92	$83
Operating income	$21	$10	$19	$11

Financial Condition, Liquidity and Capital Resources

Selected liquidity data (in thousands):

	December 31, 2008	December 31, 2007	$ Change
Cash and cash equivalents	$115,967	$128,021	($12,054)
Accounts receivable, net	$190,909	$207,460	($16,551)
Inventories	$282,217	$250,222	$31,995
Prepaid expenses and other current	$12,667	$13,902	($1,235)
Accounts payable	$284,378	$248,673	$35,705
Accrued expenses	$75,603	$81,637	($6,034)
Short term debt	$773	$4,302	($3,529)
Working capital	$250,564	$274,353	($23,789)

Our primary liquidity needs are to support working capital requirements in our business, to fund capital expenditures, to fund the payment of interest on outstanding debt and to effect small acquisitions. We rely principally upon operating cash flow to meet these needs. In addition we have available a credit facility of approximately $120 million We believe that cash flow available from these sources will be sufficient to meet our working capital requirements, projected capital expenditures and interest and debt repayments in the foreseeable future.

Our working capital decreased in 2008 as the result of use of approximately $30.6 million cash for the purchase of certain CompUSA assets, payment of $37.1 million for a special dividend, stock repurchases of $5.8 million and an increase in inventory, primarily related to purchasing inventory for the 16 CompUSA retail stores. Accounts payable balances increased by approximately $35.7 million offset by a decrease of approximately $6.0 million in accrued expenses and a reduction in short term debt in Europe. Inventory turnover was at 9 times during 2008 and 10 times at 2007. Our accounts receivable days outstanding was at 21 in 2008 down from 24 in 2007. We expect that future accounts receivable and inventory balances will fluctuate with growth in net sales and the mix of our net sales between consumer and business customers.

We maintain our cash and cash equivalents primarily in money market funds or their equivalent. As of December 31, 2008, all of our investments mature in less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

Net cash provided by operating activities was $82.4 million, $93.1 million and $34.3 million during 2008, 2007 and 2006. The decrease in cash provided by operating activities in 2008 over 2007 resulted from a $3.3 million decrease in net income adjusted by other non-cash items, such as depreciation expense, and a decrease of $7.4 million in cash used for changes in our working capital accounts. The increase in cash provided by operating activities in 2007 over 2006 resulted from a $27.0 million increase in net income adjusted by other non-cash items, such as depreciation expense, and an increase of $31.7 million in cash used for changes in our working capital accounts.

Net cash used in investing activities was $47.7 million during 2008, primarily for the CompUSA acquisition and for capital expenditures. Net cash used in investing activities was $8.0 million during 2007, primarily for capital expenditures. Net cash provided by investing activities during 2006 consisting of proceeds from disposals of property and equipment of $18.9 million from the sale of our distribution facility in Suwanee, Georgia offset by cash used for capital expenditures of $6.7 million. Capital expenditures in 2008, 2007 and 2006 included upgrades and enhancements to our information and communications systems hardware and facilities costs for the opening of additional retail outlets stores in North America.

Net cash used in financing activities was $42.8 million during 2008. We repaid approximately $3.9 million in short-term debt, paid a special dividend of $37.1 million, and repurchased Company stock of approximately $5.8 million. Proceeds and excess tax benefits from stock option exercises and proceeds from debt and capital leases obligations provided approximately $4.0 million of cash. Net cash used in financing activities was $42.5 million during 2007, attributable to dividends paid of $36.6 million, repayment of short term debt of $9.0 million, offset by proceeds of stock option exercises, related excess tax benefits and share repurchases of $3.1 million. Net cash of $22.1 million was used in financing activities for 2006. Repayment of short and long-term borrowings used approximately $24.8 million of cash and proceeds from stock option exercises and excess tax benefits from stock option exercises provided approximately $2.6 million of cash.

We have a $120.0 million secured revolving credit agreement (which may be increased by up to an additional $30.0 million, subject to certain conditions). The facility expires in October 2010. Borrowings under the agreement are subject to borrowing base limitations of up to 85% of eligible accounts receivable and 40% of qualified inventories and are secured by accounts receivable, inventories and certain other assets. The undrawn availability under the facility may not be less than $15.0 million until the last day of any month in which the availability net of outstanding borrowings is at least $70.0 million. The revolving credit agreement requires that we maintain a minimum level of availability. If such availability is not maintained, we will then be required to maintain a fixed charge coverage ratio (as defined). The agreement contains certain other covenants, including restrictions on capital expenditures and payments of dividends. As of December 31, 2008, the Company was in compliance with all of the covenants under the credit facility. Eligible collateral under the facility was $103.5 million, total availability was $94.4 million, outstanding letters of credit of were $9.1 million and there were no outstanding advances.

The Company's Netherlands subsidiary maintained a €5.0 million credit facility with a local financial institution. This facility expired in November 2008 and was not renewed.

In April 2002, we entered into a ten year, $8.4 million mortgage loan on our Suwanee, Georgia distribution facility. During the first quarter of fiscal 2006, we sold this facility and repaid the remaining balance on the loan. The facility was replaced by a larger, leased distribution center in a nearby area.

We are obligated under non-cancelable operating leases for the rental of most of our facilities and certain of our equipment which expire at various dates through 2026. We have sublease agreements for unused space we lease in Wellingborough, England. In the event the sublessee is unable to fulfill its obligations, we would be responsible for rent due under the lease.

Following is a summary of our contractual obligations for future principal payments on our debt, minimum rental payments on our non-cancelable operating leases and minimum payments on our other purchase obligations as of December 2008 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:					
Capital lease obligations	$ 2,451	$ 905	$ 1,421	$ 125	$ -
Non-cancelable operating leases, net of subleases	135,609	19,034	47,880	31,794	36,901
Purchase & other obligations	28.483	21,093	4,531	2,859	-
Tax contingencies	1,195	1,195	-	-	-
Total contractual obligations	$ 167,738	$ 42,227	$ 53,832	$ 34,778	$ 36,901

Our purchase and other obligations consist primarily of certain employment agreements and service agreements.

In addition to the contractual obligations noted above, we had $9.1 million of standby letters of credit outstanding as of December 2008.

Our operating results have generated cash flow which, together with borrowings under our debt agreements, has provided sufficient capital resources to finance working capital and cash operating requirements, fund capital expenditures, and fund the payment of interest on outstanding debt. Our primary ongoing cash requirements will be to finance working capital, fund the payment of principal and interest on indebtedness, fund capital expenditures and fund small acquisitions. We believe future cash flows from operations and availability of borrowings under our lines of credit will be sufficient to fund ongoing cash requirements for at least the next twelve months.

We are party to certain litigation, the outcome of which we believe, based on discussions with legal counsel, will not have a material adverse effect on our consolidated financial statements.

Tax contingencies are related to uncertain tax positions taken on income tax returns that may result in additional tax, interest and penalties being paid to taxing authorities.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

The Company currently leases its facility in Port Washington, NY from Addwin Realty Associates, an entity owned by Richard Leeds, Bruce Leeds, and Robert Leeds, Directors of the Company and the Company's three senior executive officers and principal stockholders.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks, which include changes in U.S. and international interest rates as well as changes in currency exchange rates (principally Pounds Sterling, Euros and Canadian Dollars) as measured against the U.S. Dollar and each other.

The translation of the financial statements of our operations located outside of the United States is impacted by movements in foreign currency exchange rates. Changes in currency exchange rates as measured against the U.S. dollar may positively or negatively affect income statement, balance sheet and cash flows as expressed in U.S. dollars. Sales would have fluctuated by approximately $112 million and pre tax income would have fluctuated by approximately $2.3 million if average foreign exchange rates changed by 10% in 2008. We have limited involvement with derivative financial instruments and do not use them for trading purposes. We may enter into foreign currency options or forward exchange contracts aimed at limiting in part the impact of certain currency fluctuations, but as of December 2008 we had no outstanding forward exchange contracts.

Our exposure to market risk for changes in interest rates relates primarily to our variable rate debt. Our variable rate debt consists of short-term borrowings under our credit facilities. As of December 2008, there were no outstanding balances under our variable rate credit facility. A hypothetical change in average interest rates of one percentage point is not expected to have a material effect on our financial position, results of operations or cash flows over the next fiscal year.

Item 8. Financial Statements and Supplementary Data.

The information required by Item 8 of Part II is incorporated herein by reference to the Consolidated Financial Statements filed with this report; see Item 15 of Part IV.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2008. Based upon this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective.

Inherent Limitations of Internal Controls over Financial Reporting

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Management, including the Company's Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

The Company's independent registered public accounting firm, Ernst & Young, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, a copy of which is included in this report.

Changes in Internal Control Over Financial Reporting

In conjunction with the Company's Section 404 compliance efforts, the Company has continued to make improvements to its internal control over financial reporting, including remediation of the significant deficiency in the consolidation process previously noted. The nature of these improvements was incremental, and the impact was not material both individually and in the aggregate.

There have been no changes in the Company's internal controls over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 of Part III is hereby incorporated by reference to the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders. (the "Proxy Statement").

Item 11. Executive Compensation.

The information required by Item 11 of Part III is hereby incorporated by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by item 12 of Part III is hereby incorporated by reference to the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 10 of Part III is hereby incorporated by reference to the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 of Part III is hereby incorporated by reference to the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) 1. Consolidated Financial Statements of Systemax Inc.

2. Financial Statement Schedules:

The following financial statement schedule is filed as part of this report and should be read together with our consolidated financial statements:

Schedules not included with this additional financial data have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits.

Exhibit No.	**Description**
3.1	Certificate of Incorporation of Registrant, as amended (incorporated by reference to the Company's registration statement on Form S-1 (33-92052))
3.2	Certificate of Amendment of Certificate of Incorporation of Registrant (incorporated by reference to the Company's report on Form 8-K dated May 18, 1999)
3.3	Amended and Restated By-laws of Registrant (effective as of December 29, 2007, incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2007) 3.4 Amendment to the Bylaws of the Registrant (incorporated by reference to the Company's report on Form 8-K dated March 3, 2008)
4.1	Stockholders Agreement (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1995)
10.1	Form of 1995 Long-Term Stock Incentive Plan* (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 333-1852)
10.2	Form of 1999 Long-Term Stock Incentive Plan as amended* (incorporated by reference to the Company's report on Form 8-K dated May 20, 2003)
10.3	Lease Agreement dated September 20, 1988 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
10.4	Amendment to Lease Agreement dated September 29, 1998 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 1998)
10.5	Lease Agreement dated as of July 17, 1997 between the Company and South Bay Industrials Company (Compton facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 1997)
10.6	Build-to-Suit Lease Agreement dated April, 1995 among the Company, American National Bank and Trust Company of Chicago (Trustee for the original landlord) and Walsh, Higgins & Company (Contractor) ("Naperville Illinois Facility Lease") (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
10.7	Lease Agreement dated September 17, 1998 between Tiger Direct, Inc. and Keystone Miami Property Holding Corp. (Miami facility) (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1998)
10.8	Royalty Agreement dated June 30, 1986 between the Company and Richard Leeds, Bruce Leeds and Robert Leeds, and Addendum thereto

	(incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
10.9	Form of 1995 Stock Plan for Non-Employee Directors* (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 333-1852)
10.10	Employment Agreement entered into on October 12, 2004 but effective as of June 1, 2004 between the Company and Gilbert Fiorentino* (incorporated by reference to the Company's report on Form 8-K dated October 12, 2004)
10.11	Restricted Stock Unit Agreement entered into on October 12, 2004 but effective as of June 1, 2004 between the Company and Gilbert Fiorentino* (incorporated by reference to the Company's report on Form 8-K dated October 12, 2004)
10.12	Amended and Restated Credit Agreement, dated as of October 27, 2005, between JPMorgan Chase Bank, N.A. and affiliates, General Electric Capital Corporation, and GMAC Commercial Finance LLC (as Lenders) with the Company and certain subsidiaries of the Company (as Borrowers) (the "Amended and Restated JP Morgan Chase Loan Agreement") (incorporated by reference to the Company's report on Form 8-K dated October 27, 2005)
10.13	Amendment No. 1, dated as of December 19, 2005, to the Amended and Restated JP Morgan Chase Loan Agreement (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2005)
10.14	Lease agreement, dated December 8, 2005, between the Company and Hamilton Business Center, LLC (Buford, Georgia facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2005)
10.15	First Amendment, dated as of June 12, 2006, to the Lease Agreement between the Company and Hamilton Business Center, LLC (Buford, Georgia facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2005)
10.16	First Amendment, dated as of February 1, 2006, to the Naperville Illinois Facility Lease between the Company and Ambassador Drive LLC (current landlord) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2005)
10.17	Employment Agreement, dated as of January 17, 2007, between the Company and Lawrence P. Reinhold*(incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2006).
10.18	Form of 2006 Stock Incentive Plan for Non-Employee Directors*(incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2006).
10.19	Form of 2005 Employee Stock Purchase Plan* (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2006).
10.20	Second Amendment to Lease Agreement dated September 20, 1988 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2007).

10.21	Asset Purchase Agreement between the Company and CompUSA dated January 5, 2008 (incorporated by reference to the Company's annual report on Form 10-K for the year December 31, 2007).
10.22	Amendment to Asset Purchase Agreement between the Company and CompUSA dated February 14, 2008 (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2007).
14	Corporate Ethics Policy for Officers, Directors and Employees (revised as of March 30, 2005) (incorporated by reference to the Company's report on Form 8-K dated March 30, 2005)
21	Subsidiaries of the Registrant (filed herewith)
23	Consent of Independent Registered Public Accounting Firm (filed herewith)
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Charter of the Audit Committee of the Company's Board of Directors, as revised February 23, 2009 (filed herewith)
99.2	Charter of the Compensation Committee of the Company's Board of Directors, as revised February 23, 2009 (filed herewith)
99.3	Charter of the Nominating/Corporate Governance Committee of the Company's Board of Directors, as revised February 23, 2009 (filed herewith)

* Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYSTEMAX INC.

By: /s/ RICHARD LEEDS

Richard Leeds
Chairman and Chief Executive Officer

Date: March 18, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD LEEDS Richard Leeds	Chairman and Chief Executive Officer (Principal Executive Officer)	March 18, 2009
/s/ BRUCE LEEDS Bruce Leeds	Vice Chairman and Director	March 18, 2009
/s/ ROBERT LEEDS Robert Leeds	Vice Chairman and Director	March 18, 2009
/s/ LAWRENCE P. REINHOLD Lawrence P. Reinhold	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	March 18, 2009
/s/ THOMAS AXMACHER Thomas Axmacher	Vice President and Controller (Principal Accounting Officer)	March 18, 2009
/s/ GILBERT FIORENTINO Gilbert Fiorentino	Chief Executive, Technology Products Group and Director	March 18, 2009
/s/ ROBERT D. ROSENTHAL Robert D. Rosenthal	Director	March 18, 2009
/s/ STACY DICK Stacy Dick	Director	March 18, 2009
/s/ ANN R. LEVEN Ann R. Leven	Director	March 18, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Systemax Inc.

We have audited the accompanying consolidated balance sheets of Systemax Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Systemax Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 8 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* as of January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Systemax Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 16, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Systemax Inc.

We have audited Systemax Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Systemax Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Systemax Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Systemax Inc. as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 of Systemax Inc. and our report dated March 16, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 16, 2009

SYSTEMAX INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

	December 31, 2008	December 31, 2007
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 115,967	$ 128,021
Accounts receivable, net of allowances of $9,146 and $12,122	190,909	207,460
Inventories	282,217	250,222
Prepaid expenses and other current assets	12,667	13,902
Deferred income taxes	10,423	10,657
Total current assets	612,183	610,262
Property, plant and equipment, net	48,465	47,580
Deferred income taxes	11,452	18,652
Goodwill and intangibles	30,326	
Other assets	837	1,150
Total assets	$ 703,263	$ 677,644
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Short-term borrowings, including current portion of capitalized lease obligations	$ 773	$ 4,302
Accounts payable	284,378	248,673
Accrued expenses and other current liabilities	75,603	81,637
Deferred income taxes	865	1,297
Total current liabilities	361,619	335,909
Capitalized lease obligations	1,411	254
Deferred income taxes	254	3
Other liabilities	6,024	5,643
Total liabilities	369,308	341,809
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $.01 per share, authorized 25 million shares; issued none		
Common stock, par value $.01 per share, authorized 150 million shares; issued 38,855,989 and 38,332,990 shares; outstanding 36,223,747 and 36,092,067 shares	389	383
Additional paid-in capital	179,241	173,381
Common stock in treasury at cost – 2,632,242 and 2,240,923 shares	(31,158)	(26,324)
Retained earnings	192,401	176,684
Accumulated other comprehensive (loss) income, net of tax	(6,918)	11,711
Total shareholders' equity	333,955	335,835
Total liabilities and shareholders' equity	$ 703,263	$ 677,644

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Net sales	$ 3,032,961	$ 2,779,875	$ 2,345,165
Cost of sales	2,568,816	2,353,574	2,002,246
Gross profit	464,145	426,301	342,919
Selling, general and administrative expenses	380,778	332,359	282,189
Operating income	83,367	93,942	60,730
Foreign currency exchange loss (gain)	1,300	(1,562)	(1,174)
Interest and other income, net	(1,981)	(5,505)	(9,475)
Interest expense	305	986	1,684
Income before income taxes	83,743	100,023	69,695
Provision for income taxes	30,900	30,542	24,548
Net income	$ 52,843	$ 69,481	$ 45,147
Net income per common share:			
Basic	$1.45	$1.93	$1.29
Diluted	$1.41	$1.84	$1.22
Weighted average common and common equivalent shares:			
Basic	36,450	35,968	34,960
Diluted	37,411	37,688	36,881

See notes to consolidated financial statements.

SYSTEMAX INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 52,843	$ 69,481	$ 45,147
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,387	8,780	8,185
Provision (benefit) for deferred income taxes	6,197	(6,106)	2,254
Provision for returns and doubtful accounts	2,424	4,575	1,503
Compensation expense related to equity compensation plans	3,869	4,159	2,330
Excess tax benefit from exercises of stock options	(1,380)	(2,160)	(1,030)
Loss (gain) on dispositions and abandonment	89	(1,032)	(7,721)
Changes in operating assets and liabilities:			
Accounts receivable	(2,058)	(37,849)	(3,917)
Inventories	(40,547)	(13,229)	(36,216)
Prepaid expenses and other current assets	(16)	15,916	(10,060)
Income taxes payable/receivable	602	1,925	(3,204)
Accounts payable, accrued expenses and other current liabilities	50,009	48,623	37,055
Net cash provided by operating activities	82,419	93,083	34,326
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of certain CompUSA assets	(30,649)	-	-
Purchases of property, plant and equipment	(17,094)	(7,950)	(6,701)
Proceeds from disposals of property, plant and equipment	72	28	18,938
Net cash (used in) provided by investing activities	(47,671)	(7,922)	12,237
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments of borrowings from banks	(3,880)	(8,708)	(16,473)
Proceeds (repayments) of long-term debt and capital lease obligations	1,481	(328)	(8,305)
Dividends paid	(37,126)	(36,588)	-
Proceeds from issuance of common stock, net of repurchases	1,133	972	1,602
Purchase of treasury stock	(5,824)	-	-
Excess tax benefit from exercises of stock options	1,380	2,160	1,030
Net cash used in by financing activities	(42,838)	(42,492)	(22,146)
EFFECTS OF EXCHANGE RATES ON CASH	(3,964)	(1,612)	(744)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(12,054)	41,057	23,673
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	128,021	86,964	63,291
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 115,967	$ 128,021	$ 86,964
Supplemental disclosures:			
Interest paid	$ 291	$ 1,182	$ 1,861
Income taxes paid	$ 29,514	$ 30,275	$ 26,465
Supplemental disclosures of non-cash investing and financing activities:			
Acquisitions of equipment through capital leases	$ 1,688	$ 251	$ 779

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock							
	Number of Shares Out-standing	Amount	Additional Paid-in Capital	Treasury Stock, At Cost	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Unearned Restricted Stock Compensation	Comprehensive Income (Loss)
Balances, January 1, 2006	34,761	$382	$177,574	$(40,772)	$98,927	$893	$(4,162)	$ -
Reversal of unamortized unearned restricted stock compensation			(4,162)				4,162	
Stock-based compensation expense			2,330					
Issuance of restricted stock,net	100	1						
Exercise of stock options	480		(4,039)	5,641				
Income tax benefit on stock-based compensation			1,280					
Change in cumulative translation adjustment						6,288		6,288
Net income					45,147			45,147
Total comprehensive income								51,435
Balances, December 31, 2006	35,341	383	172,983	(35,131)	144,074	7,181	-	
Stock-based compensation expense			4,009					
Issuance of restricted stock	205		(2,843)	2,406				
Exercise of stock options	546		(3,569)	6,401				
Income tax benefit on stock-based compensation			2,801					
Cumulative effect of adoption of FIN 48					(283)			
Change in cumulative translation adjustment net						4,530		4,530
Dividends paid					(36,588)			
Net income					69,481			69,481
Total comprehensive income								74,011
Balances, December 31, 2007	36,092	383	173,381	(26,324)	176,684	11,711	-	
Stock-based compensation expense			3,794					
Issuance of restricted stock	104	1	283	46				
Exercise of stock options	503	5	184	944				
Repurchase of treasury stock	(475)			(5,824)				
Income tax benefit on stock-based compensation			1,599					
Change in cumulative translation adjustment net						(18,629)		(18,629)
Dividends paid					(37,126)			
Net income					52,843			52,843
Total comprehensive income								$34,214
Balances, December 31, 2008	36,224	$389	$179,241	($31,158)	$192,401	$(6,918)	$ -	

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Systemax Inc. and its wholly-owned subsidiaries (collectively, the "Company" or "Systemax"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications – Certain balances have been reclassified among current assets and current liabilities in prior year to conform to current year presentation on the consolidated balance sheets. Foreign exchange loss (gain) has been reclassified from selling, general and administrative expense to its own separate income statement account in prior years to conform to current year presentation on the consolidated statements of operations.

Use of Estimates In Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year – Effective the fourth quarter of 2007, the Company changed its fiscal year end from a calendar year ending on December 31 to a fiscal year ending at midnight on the Saturday closest to December 31. Fiscal years will typically include 52 weeks, but every few years will include 53 weeks which was the case in 2008. For clarity of presentation herein, all fiscal years are referred to as if they ended on December 31. The fiscal year will be divided into four fiscal quarters that each end at midnight on a Saturday. Fiscal quarters will typically include 13 weeks, but the fourth quarter will include 14 weeks in a 53 week fiscal year. For clarity of presentation herein, all fiscal quarters are referred to as if they ended on the traditional calendar month.

Foreign Currency Translation – The Company has operations in numerous foreign countries. The functional currency of each foreign country is the local currency. The financial statements of the Company's foreign entities are translated into U.S. dollars, the reporting currency, using year-end exchange rates for assets and liabilities, average exchange rates for the statement of operations items and historical rates for equity accounts. Translation gains or losses are recorded as a separate component of shareholders' equity.

Cash and Cash Equivalents – The Company considers amounts held in money market accounts and other short-term investments, including overnight bank deposits, with an original maturity date of three months or less to be cash equivalents.

Inventories – Inventories consist primarily of finished goods and are stated at the lower of cost or market value. Cost is determined by using the first-in, first-out method except in Europe and retail locations where an average cost is used. Allowances are maintained for obsolete, slow-moving and non-saleable inventory.

Property, Plant and Equipment – Property, plant and equipment is stated at cost. Depreciation of furniture, fixtures and equipment, including equipment under capital leases, are depreciated using the straight-line or accelerated method over their estimated useful lives ranging from three to ten years. Depreciation of buildings is on the straight-line method over estimated useful lives of 30 to 50 years. Leasehold improvements are amortized over the lesser of the useful lives or the term of the respective leases.

Evaluation of Long-lived Assets – Long-lived assets are evaluated for recoverability whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset is recognized.

Goodwill and intangible assets – Goodwill represents the excess of the cost of acquired assets over the fair value of assets acquired. The Company tests goodwill and indefinite lived intangibles for impairment annually or more frequently if indicators of impairment exist. In addition, goodwill is required to be tested for impairment after a portion of the goodwill is allocated to a business targeted for disposal. The Company's identifiable intangible assets consist of trademarks, trade and domain names, retail leases and customer lists (See Note 2).

Accruals – Management makes estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates are based upon various factors such as the number of units sold, historical and anticipated results and data received from third party vendors. Actual results could differ from these estimates. Our most significant estimates include those related to the costs of vendor drop shipments, sales returns and allowances, cooperative advertising and customer rebate reserves, and other vendor and employee related costs.

Product Warranties – Provisions for estimated future expenses relating to product warranties for the Company's assembled PCs are recorded as cost of sales when revenue is recognized. Liability estimates are determined based on management judgment considering such factors as the number of units sold, historical and anticipated rates of warranty claims and the likely current cost of corrective action. The changes in accrued product warranties were as follows:

	Year ended December 31		
	2008	2007	2006
Balance, beginning of year	$914	$1,061	$1,316
Charged to expense	1,145	1,400	1,556
Deductions	(1,366)	(1,547)	(1,811)
Balance, end of year	$693	$914	$1,061

Income Taxes – Deferred tax assets and liabilities are recognized for the effect of temporary differences between the book and tax bases of recorded assets and liabilities and for tax loss carry forwards. The realization of net deferred tax assets is dependent upon our ability to generate sufficient future taxable income. Where it is more likely than not that some portion or of the deferred tax asset will not be realized, we have provided a valuation allowance. If the realization of those deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made.

The Company provides for uncertain tax positions and related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

Revenue Recognition and Accounts Receivable – The Company recognizes sales of products, including shipping revenue, when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Generally, these criteria are met at the time the product is received by the customers when title and risk of loss have transferred. Allowances for estimated subsequent customer returns, rebates and sales incentives are provided when revenues are recorded. Costs incurred for the shipping and handling of its products are recorded as cost of sales. Revenue from extended warranty and support contracts on the Company's assembled PCs is deferred and recognized over the contract period. The Company evaluates collectability of accounts receivable based on numerous factors, including past transaction history with customers and their credit rating and provides a reserve for accounts that are potentially uncollectible. Trade receivables are generally written off once all collection efforts have been exhausted. Accounts receivable are shown in the consolidated balance sheets net of allowances for doubtful collections and subsequent customer returns.

Advertising Costs – Expenditures for internet, television and local radio advertising are expensed in the period the advertising takes place. Catalog preparation, printing and postage expenditures are amortized over the period of catalog distribution during which the benefits are expected, generally one to six months.

Net advertising expenses were $40.0 million, $47.2 million and $37.4 million during 2008, 2007 and 2006, respectively and are included in the accompanying Consolidated Statements of Operations. The Company utilizes advertising programs to support vendors, including catalogs, internet and magazine advertising, and receives payments and credits from vendors, including consideration pursuant to volume incentive programs and cooperative marketing programs. The Company accounts for consideration from vendors as a reduction of cost of sales unless certain conditions are met showing that the funds are used for specific, incremental, identifiable costs, in which case the consideration is accounted for as a reduction in the related expense category, such as advertising expense. The amount of vendor consideration recorded as a reduction of selling, general and administrative expenses totaled $60.4 million, $42.6 million and $39.6 million during 2008, 2007 and 2006, respectively.

Prepaid expenses as of December 2008 and 2007 include deferred advertising costs of $4.1 million and $3.9 million which are reflected as an expense during the periods benefited, typically the subsequent fiscal quarter.

Stock based compensation – The Company records share-based payment awards exchanged for employee services at fair value on the date of grant and expenses the awards in the consolidated statement of operations over the requisite employee service period. Stock-based compensation expense includes an estimate for forfeitures and is recognized over the expected term of the award on a straight-line basis. The Company recorded, as a component of selling, general and administrative expenses, amortization of stock-based compensation of $3,220,000, $3,435,000, and $1,756,000 in 2008, 2007 and 2006, respectively. (See Note 7)

Net Income Per Common Share – Net income per common share basic is calculated based upon the weighted average number of common shares outstanding during the respective periods presented. Net income per common share diluted is calculated based upon the weighted average number of common shares outstanding and included the equivalent shares for dilutive securities outstanding during the respective periods, where the effect is anti-dilutive. The dilutive effect of outstanding options issued by the Company is reflected in net income per share - diluted using the treasury stock method.
Under the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options. Equivalent common shares of 941,000, 1,087,000, and 989,000

in 2008, 2007 and 2006, respectively were included for the diluted calculation. The weighted average number of stock options outstanding excluded from the computation of diluted earnings per share was 622,000, 0, and 36,000 in 2008, 2007 and 2006, respectively due to their antidilutive effect.

Comprehensive Income – Comprehensive income consists of net income and foreign currency translation adjustments and is included in the Consolidated Statements of Shareholders' Equity. Comprehensive income was $34,214,000, $74,011,000 and $51,435,000 in 2008, 2007 and 2006, respectively.

Employee Benefit Plans - The Company's U.S. subsidiaries participate in a defined contribution 401(k) plan covering substantially all U.S. employees. Employees may invest 1% or more of their eligible compensation, limited to maximum amounts as determined by the Internal Revenue Service. The Company provides a matching contribution to the plan, determined as a percentage of the employees' contributions. Aggregate expense to the Company for contributions to such plans was approximately $730,000, $614,000 and $514,000 in 2008, 2007 and 2006, respectively.

Fair Value of Financial Instruments - Financial instruments consist primarily of investments in cash and cash equivalents, trade accounts receivable, accounts payable and debt obligations. The Company estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices. At December 31, 2008 and 2007, the carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable and payable and accounts payable are considered to be representative of their respective fair values due to their short-term nature.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and accounts receivable. The Company's excess cash balances are invested with money center banks such as Wachovia and JP Morgan Chase. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and their geographic dispersion comprising the Company's customer base. The Company also performs on-going credit evaluations and maintains allowances for potential losses as warranted.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements". This statement was issued to increase consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. Effective January 1, 2008 the Company adopted the provisions of SFAS No. 157, which did not have a material impact on the Company's consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, which provides for a one-year deferral of the provisions of SFAS No. 157 until fiscal years beginning after December 15, 2008 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the potential impact, if any, of FSP 157-2.

In April 2008, the FASB issued FSP FAS 142-3 "Determination of the Useful Life of Intangible Assets". FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The standard applies prospectively to intangible assets acquired and/or recognized on or after January 1, 2009. The Company is currently evaluating the impact, if any, the adoption of this FSP may have on the Company's consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1 "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities". This FSP was issued to clarify that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. The guidance in this FSP applies to the calculation of Earnings Per Share ("EPS") under Statement 128 for share-based payment awards with rights to dividends or dividend equivalents. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. The Company does not expect the adoption of this FSP to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which replaces FASB Statement 141. SFAS No.141R retains the requirement that the acquisition method of accounting be used for business combinations. The objective of SFAS No. 141R is to improve the relevance, representational faithfulness and comparability that reporting entities provide in their financial reports about business combinations and their effects. SFAS No. 141R establishes principles and requirements for how an acquirer 1) recognizes and measures identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, 2) recognizes and measures the goodwill acquired in the combination or a gain from a bargain purchase and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for annual periods beginning after December 15, 2008 and will be applied prospectively for all business combinations entered into after the date of adoption. The impact of SFAS No. 141R will depend on the nature and terms of any future business combinations, if any.

In December 2007, the FASB issued SFAS No. 160, "Accounting and Reporting of Non-controlling Interest". The objective of SFAS No. 160 is to improve the relevance, comparability and transparency of the financial information that reporting entities provide related to non-controlling interests, sometimes referred to as minority interests. SFAS No. 160 requires, among other things, that non-controlling interests be shown separately in the consolidated entity's equity section of the balance sheet. SFAS No. 160 also establishes accounting and reporting standards for ownership interest in subsidiaries held by parties other than the parent, for presentation of amounts of consolidated net income attributable to the parent and the non-controlling interest, for consistency in accounting for changes in a parent's ownership interest when the parent retains a controlling interest, for the valuation of retained non-controlling equity interests when a subsidiary is deconsolidated and for providing sufficient disclosure that identifies and distinguishes the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective beginning January 1, 2009. The Company does not expect the adoption of SFAS No.160 to have a material impact on its consolidated financial statements.

2. ACQUISITION

On January 5, 2008, the Company, through various subsidiaries, entered into an asset purchase agreement with CompUSA Inc., a Delaware corporation. Pursuant to the Purchase Agreement, the Company acquired certain assets and liabilities related to the e-commerce business of CompUSA Inc., certain intellectual property rights owned by CompUSA, and the E-Commerce Business for $18.9 million in cash. The Company completed its acquisition of the E-Commerce Business on January 10, 2008. Pursuant to the Purchase Agreement, the Company also acquired sixteen retail leases from CompUSA Inc. and certain fixtures located at these locations. The closing of the acquisition of each lease was subject to the receipt of the consent of the landlord, if required, under the terms of a lease. During February and March 2008 the Company completed the acquisition of these 16 store leases and fixtures for an aggregate purchase price of approximately $11.7 million. This acquisition accelerated the Company's planned expansion into the retail market place in North America and Puerto Rico. A final purchase price allocation based on the fair market value of acquired assets has been completed and the Company has recorded assets of approximately $17.0 million for Trademarks and Trade Names, $8.0 million for Domain Names, $3.4 million for Retail Store Leases, $0.4 million for Client Lists, $0.9 million for fixed assets and $0.9 million for Goodwill. These assets were recorded in the Company's Technology Products business segment. The Company expects to amortize its Retail Store Leases over the remaining weighted average life of the leases, 12.9 years, the Client Lists over a 5 year period and depreciate its fixed assets over a similar period. All other intangible assets are indefinite lived. All of the Company's goodwill at December 31, 2008 is deductible for tax purposes on a straight line basis over 15 years. The gross carrying amount and accumulated amortization for amortizable intangible assets at December 31, 2008 was as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization
Retail store leases	$3,410	$220
Client lists	400	103
	$3,810	$323

The aggregate amortization expense was approximately $0.3 million in 2008. The estimated amortization for future years ending December 31 is as follows (in thousands):

2009	$484
2010	322
2011	278
2012	269
2013	264
Thereafter	1,870
Total	$3,487

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of the following (in thousands):

	December 31, 2008	2007
Land and buildings	$26,556	$32,724
Furniture and fixtures, office, computer and other equipment and software	92,377	82,838
Leasehold improvements	14,839	12,748
	133,772	128,310
Less accumulated depreciation and amortization	85,307	80,730
Property, plant and equipment, net	$48,465	$47,580

Included in property, plant and equipment are assets under capital leases, as follows (in thousands):

	2008	2007
Furniture and fixtures, office, computer and other equipment	$4,300	$2,612
Less: Accumulated amortization	2,564	1,798
	$1,736	$814

Depreciation charged to operations for property, plant and equipment in 2008, 2007, and 2006 was $10.1 million, $8.8 million and $8.2 million, respectively.

4. CREDIT FACILITIES

The Company maintains a revolving credit agreement with a group of financial institutions at an amount of $120 million (which may be increased by up to $30 million, subject to certain conditions). The borrowings are secured by all of the domestic and United Kingdom accounts receivable, the domestic inventories of the Company, the Company's United Kingdom headquarters building and the Company's shares of stock in its domestic and United Kingdom subsidiaries. The credit facility expires and outstanding borrowings thereunder are due on October 26, 2010. The borrowings under the agreement are subject to borrowing base limitations of up to 85% of eligible accounts receivable and up to 40% of qualified inventories. The interest on outstanding advances is payable monthly, at the Company's option, at the agent bank's base rate (at December 31, 2008) plus 0.25% or the bank's daily LIBOR rate (at December 31, 2008) plus 1.25% to 2.25%. The undrawn availability under the facility may not be less than $15 million until the last day of any month in which the availability net of outstanding borrowings is at least $70 million. The facility also calls for a commitment fee payable quarterly in arrears of 0.375% of the average daily unused portions of the facility. The revolving credit agreement requires that a minimum level of availability be maintained. If such availability is not maintained, the Company will be required to maintain a fixed charge coverage ratio (as defined). The agreement contains certain other covenants, including restrictions on capital expenditures and payments of dividends. We were in compliance with all of the covenants as of December 31, 2008. As of December 31, 2008, eligible collateral under the agreement was $103.5 million and total availability was $94.4 million. There were outstanding letters of credit of $9.1 million and there were no outstanding advances.

The Company's Netherlands subsidiary maintained a €5 million credit facility with a local financial institution. Borrowings under the facility were secured by the subsidiary's accounts receivable and are subject to a borrowing base limitation of 85% of the eligible accounts. The facility expired during 2008. At December 31, 2007 there was €2.6 million ($3.9 million) of borrowings outstanding under this line with interest payable at a rate of 7.05%.

The weighted average interest rate on short-term borrowings was 5.1%, 7.5%, and 7.8% in 2008, 2007 and 2006.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31, 2008	2007
Payroll and employee benefits	$25,669	$21,850
Income taxes payable	733	2,297
Freight	6,820	10,908
Deferred revenue	5,683	5,704
Advertising	5,286	4,785
Sales and VAT tax payable	8,061	2,140
Other	23,351	33,953
	$75,603	$81,637

6. LONG-TERM DEBT

Long-term debt consists of (in thousands):

	December 31, 2008	2007
Capitalized equipment lease obligations	$2,184	$703
Less: current portion	773	449
	$1,411	$254

The aggregate maturities of long-term debt outstanding at December 31, 2008 are as follows (in thousands):

	2009	2010	2011	2012	2013
Maturities	$773	$666	$471	$152	$122

7. SHAREHOLDERS' EQUITY

Stock based compensation plans

The Company currently has four equity compensation plans which reserve shares of common stock for issuance to key employees, directors, consultants and advisors to the Company. The following is a description of these plans:

The 1995 Long-term Stock Incentive Plan - This plan, adopted in 1995, allowed the Company to issue qualified, non-qualified and deferred compensation stock options, stock appreciation rights, restricted stock and restricted unit grants, performance unit grants and other stock based awards authorized by the Compensation Committee of the Board of Directors. Options issued under this plan expire ten years after the options are granted. The ability to grant new awards under this plan ended on December 31, 2005 but awards granted prior to such date continue until their expiration. A total of 762,688 options were outstanding under this plan as of December 31, 2008.

The 1995 Stock Option Plan for Non-Employee Directors - This plan, adopted in 1995, provides for automatic awards of non-qualified options to directors of the Company who are not employees of the Company or its affiliates. All options granted under this plan will have a ten year term from grant date and are immediately exercisable. A maximum of 100,000 shares may be granted for awards under this plan. The ability to grant new awards under this plan ended on October 12, 2006 but awards granted prior to such date continue until their expiration. A total of 39,000 options were outstanding under this plan as of December 31, 2008.

The 1999 Long-term Stock Incentive Plan, as amended ("1999 Plan") - This plan was adopted on October 25, 1999 with substantially the same terms and provisions as the 1995 Long-term Stock Incentive Plan. The Company increased the number of shares that may be granted under this plan to a maximum of 7.5 million from 5.0 million shares. The maximum number of shares granted per type of award to any individual may not exceed 1,500,000 in any calendar year and 3,000,000 in total. The Company extended the expiration date under this plan that no grants shall be granted under this plan after December 31, 2010. The original date was after December 31, 2009. Restricted stock grants and common stock awards reduce stock options otherwise available for future grant. A total of 1,385,896 options and 600,000 restricted stock units were outstanding under this plan as of December 31, 2008.

The 2006 Stock Incentive Plan For Non-Employee Directors – This plan, adopted by the Company's stockholders on October 11, 2006, replaces the 1995 Stock Option Plan for Non-Employee Directors. The Company adopted the plan so that it could offer directors of the Company who are not employees of the Company or of any entity in which the Company has more than a 50% equity interest ("independent directors") an opportunity to participate in the ownership of the Company by receiving options to purchase shares of common stock at a price equal to the fair market value at the date of grant of the option and restricted stock awards. Awards for a maximum of 200,000 shares may be granted under this plan. A total of 15,000 options were outstanding under this plan as of December 31, 2008.

Shares issued under our share-based compensation plans are usually issued from shares of our common stock held in the treasury.

Adoption of SFAS 123(R)

Effective January 1, 2006, the Company adopted the provisions of SFAS 123(R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized for the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for the vested portion of share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

The fair value of employee share options is recognized in expense over the vesting period of the options, using the graded attribution method. The fair value of employee share options is determined on the date of grant using the Black-Scholes option pricing model. The Company has used historical volatility in its estimate of expected volatility. The expected life represents the period of time (in years) for which the options granted are expected to be outstanding. The Company used the simplified method for determining expected life as permitted in SEC Staff Accounting Bulletin 107 for options qualifying for treatment ("plain-vanilla" options) due to the limited history the Company currently has with option exercise activity. The risk-free interest rate is based on the U.S. Treasury yield curve.

Compensation cost related to non-qualified stock options recognized in operating results (selling, general and administrative expense) for 2008, 2007 and 2006 was $3,220,000, $3,435,000, and $1,756,000 respectively. The related future income tax benefits recognized for 2008, 2007 and 2006 were $1,219,000, $1,147,000 and $599,000, respectively.

Stock options

The following table presents the weighted-average assumptions used to estimate the fair value of options granted in 2008, 2007 and 2006:

	2008	2007	2006
Expected annual dividend yield	0%	0%	0%
Risk-free interest rate	3.17%	4.93%	4.76%
Expected volatility	63.8%	71.2%	78.2%
Expected life in years	6.3	6.2	6.0

The following table summarizes information concerning outstanding and exercisable options:

			Weighted Average			
	2008		2007		2006	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	2,655,937	$7.95	2,629,076	$ 4.69	2,657,419	$ 3.93
Granted	110,000	$12.90	699,050	$ 19.45	479,334	$ 8.01
Exercised	(503,078)	$2.25	(545,815)	$ 5.19	(480,203)	$ 3.33
Cancelled or expired	(60,275)	$17.77	(126,374)	$15.64	(27,474)	$12.84
Outstanding at end of year	2,202,584	$9.23	2,655,937	$ 7.95	2,629,076	$ 4.69
Options exercisable at year end	1,560,804		1,645,639		1,891,426	
Weighted average fair value per option granted during the year	$7.94		$13.19		$ 5.64	

The total intrinsic value of options exercised and share based payments made was $4,088,000, $6,517,000 and $3,501,000, respectively, for 2008, 2007 and 2006.

The following table summarizes information about options vested and exercisable or nonvested that are expected to vest (nonvested outstanding less expected forfeitures) at December 31, 2008:

Range of Exercise Prices			Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
$ 1.76	to	$ 5.00	527,703	$2.25	3.43	$4,547
$ 5.01	to	$ 15.00	1,037,331	$6.75	5.72	4,324
$ 15.01	to	$ 20.00	484,764	$18.77	8.34	-
$ 20.01	to	$ 20.15	100,000	$20.15	7.91	-
$ 1.76	to	$ 20.15	2,149,798	$8.98	5.85	$8,871

The aggregate intrinsic value in the tables above represents the total pretax intrinsic value (the difference between the closing stock price on the last day of trading in 2008 and the exercise price) that would have been received by the option holders had all options been exercised on December 31, 2008. This value will change based on the fair market value of the Company's common stock.

The following table reflects the activity for all unvested stock options during 2008:

	Shares	Weighted Average Grant-Date Fair Value
Unvested at January 1, 2008	1,097,798	$ 9.99
Granted	110,000	$7.94
Vested	(429,518)	$6.94
Forfeited	(136,500)	$12.34
Unvested at December 31, 2008	641,780	$11.18

At December 31, 2008, there was approximately $2,810,000 of unrecognized compensation costs related to unvested stock options, which is expected to be recognized over a weighted average period of 1.21 years. The total fair value of stock options vested during 2008, 2007 and 2006 was $2,981,000, $671,000 and $1,502,000, respectively.

Restricted Stock and Restricted Stock Units

In October 2004, the Company granted 1,000,000 restricted stock units under the 1999 Plan to a key employee who is also a Company director. A restricted stock unit represents the right to receive a share of the Company's common stock. The restricted stock units have none of the rights as other shares of common stock until common stock is distributed, other than rights to cash dividends. The restricted stock unit award was a non-performance award which vests at the rate of 20% on May 31, 2005 and 10% per year on April 1, 2006 and each year thereafter. The share-based expense for restricted stock awards was determined based on the market price of the Company's stock at the date of the award. Compensation expense related to the restricted stock award was approximately $574,000 in each of 2008, 2007 and 2006. Share-based compensation expense for restricted stock issued to Directors was $75,000 in each of 2008, 2007 and 2006.

Share repurchase plan

In May 2008, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's common stock. During 2008 the Company repurchased 475,301 common shares at a cost of approximately $5.8 million, an average of $12.25 per share. Theses shares are included in Common stock in treasury at cost in the Company's consolidated balance sheet.

8. INCOME TAXES

The components of income before income taxes are as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
United States	$61,220	$81,832	$53,587
Foreign	22,523	18,191	16,108
Total	$83,743	$ 100,023	$69,695

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Current:			
Federal	$15,753	$26,174	$15,437
State	4,106	4,842	3,179
Foreign	4,844	5,632	3,678
Total current	24,703	36,648	22,294
Deferred:			
Federal	2,242	(1,004)	1,235
State	154	277	511
Foreign	3,801	(5,379)	508
Total deferred	6,197	(6,106)	2,254
TOTAL	$30,900	$30,542	$24,548

Income taxes are accrued and paid by each foreign entity in accordance with applicable local regulations.

A reconciliation of the difference between the income tax expense and the computed income tax expense based on the Federal statutory corporate rate is as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Income tax at Federal statutory rate	$29,311	$35,008	$24,407
State and local income taxes and changes in valuation allowances, net of federal tax benefit	3,036	3,332	2,577
Foreign taxes at rates different from the U.S. rate	(940)	(2,260)	1,199
Changes in valuation allowances for foreign deferred tax assets	(120)	(6,184)	(2,260)
Tax credits	-	-	(718)
Refunds- prior years	(872)		
Non-deductible items	-	963	-
Adjustment for prior year taxes	253	(593)	(760)
Other items, net	232	276	103
	$30,900	$30,542	$24,548

The deferred tax assets and liabilities are comprised of the following (in thousands):

	December 31,	
	2008	2007
Assets:		
Current:		
Accrued expenses and other liabilities	$8,524	$8,379
Inventory	1,899	2,374
Valuation allowances	-	(96)
Total current assets	$10,423	$10,657
Non-current:		
Net operating loss and credit carryforwards	$8,834	$12,462
Accelerated depreciation	1,089	3,494
Intangible and other assets	4,606	6,791
Other	5,300	3,196
Valuation allowances	(8,377)	(7,291)
Total non-current assets	$11,452	$18,652
Liabilities :		
Current :		
Deductible assets	$753	$773
Other	112	524
Total current liabilities	$865	$1,297
Non-current:		
Accelerated depreciation	$248	$-
Other	6	3
Total non-current liabilities	$254	$3

The Company has not provided for federal income taxes applicable to the undistributed earnings of its foreign subsidiaries of approximately $39.6 million as of December 31, 2008, since these earnings are considered indefinitely reinvested. The Company has foreign net operating loss carryforwards which expire through 2022 except for carryforwards in the United Kingdom which have no expiration. The Company records these benefits as assets to the extent that utilization of such assets is more likely than not; otherwise, a valuation allowance has been recorded. The Company has also provided valuation allowances for certain state deferred tax assets and net operating loss carryforwards where it is not likely they will be realized.

In the fourth quarter of 2007 the Company's United Kingdom subsidiary emerged from its cumulative loss position and the previously established valuation allowance against the deferred tax assets of the United Kingdom of approximately $5.9 million was reversed. In the fourth quarter of 2007 the Company recorded a valuation allowance of approximately $1.7 million against the deferred tax assets of its German subsidiary as the result of the German subsidiary entering a cumulative loss position and uncertainty as to whether or not future earnings will be sufficient to enable utilization of those assets.

As of December 31, 2008, the valuation allowances of approximately $8.4 million related to net operating loss carryforwards in foreign jurisdictions of $6.4 million, $2.0 million for state net operating loss carryforwards and $0.2 million for other state deductible temporary differences. During 2008, valuation allowances increased $1.4 million as a result of additional losses incurred in foreign and state jurisdictions. Valuation allowances decreased $.7 million in 2008 for carryforward losses utilized for which valuation allowances had been previously provided. As of December 31, 2007, the valuation allowances of $7.4 million included $6.0 million related to net operating loss carryforwards in foreign jurisdictions, $1.2 million for state net operating loss carryforwards and $0.2 million for other state deductible temporary differences. During 2007, valuation allowances decreased $10.5 million primarily as a result of the reversal of the valuation allowance in the United Kingdom, utilization of net operating losses and timing differences in the United Kingdom and utilization of state net operating loss deductions in the United States. During 2006, valuation allowances increased $2.6 million as a result of additional losses incurred in certain state jurisdictions and adjustments of prior year's allowances in foreign jurisdictions.

The Company is routinely audited by federal, state and foreign tax authorities with respect to its income taxes. The Company regularly reviews and evaluates the likelihood of audit assessments and believes it has adequately accrued for exposures for tax liabilities resulting from future tax audits. To the extent the Company would be required to pay amounts in excess of reserves or prevail on matters for which accruals have been established, the Company's effective tax rate in a given period may be materially impacted. The Company's federal income tax returns for fiscal years 2005 and 2006 are currently under audit by the Internal Revenue Service. The Company does not expect the outcome of the audit to have a material impact on the Company's consolidated financial statements. The Company has not signed any consents to extend the statute of limitations for any subsequent years. The Company's significant state tax returns have been audited through 2005. The Company considers its significant tax jurisdictions in foreign locations to be the United Kingdom, Canada, France, Italy and Germany. The Company remains subject to examination in the United Kingdom for years after 2001, in

Canada for years after 2000, in France for years after 2004, in Italy for years after 2002. Audits are currently ongoing in the Netherlands for 2006 and in Germany for 2005 and 2006.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. At January 1, 2007, the Company had a liability for unrecognized tax benefits of $3,379,000 (including interest and penalties of $731,000) of which $283,000 was charged to retained earnings at January 1, 2007. Of this total, $2,586,000 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods. At December 31, 2007 the Company had a liability for unrecognized tax benefits of $1,547,000 (including interest and penalties of $631,000). Of this total, $1,467,000 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods. The following table details activity of the Company's uncertain tax positions during 2008 and 2007:

	December 31, 2008	2007
Balance beginning of year	$916	$2,648
Decreases related to settlements with taxing authorities	-	(1,732)
Balance end of year	$916	$916

Interest and penalties of approximately $46,000 and $69,000 related to unrecognized tax benefits were expensed in 2008 and 2007 and are included in income tax expense. Additionally, included in income tax expense in 2008 is an interest and penalty reserves reversal of approximately $399,000 related to a state tax audit that was settled favorably. Within the next twelve months the Company believes it reasonably possible that these tax positions, related to foreign tax audits, will be reduced.

9. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Leases - The Company is obligated under operating lease agreements for the rental of certain office and warehouse facilities and equipment which expire at various dates through September 2026. The Company currently leases its headquarters office/warehouse facility in New York from an entity owned by the Company's three principal shareholders and senior executive officers. The Company believes that these payments were no higher than would be paid to an unrelated lessor for comparable space. The Company also acquires certain computer and communications equipment pursuant to capital lease obligations.

At December 31, 2008, the future minimum annual lease payments for capital leases and related and third-party operating leases were as follows (in thousands):

	Capital Leases	Operating Leases	Total
2009	$905	$19,131	$20,036
2010	746	17,176	17,922
2011	508	15,960	16,468
2012	167	14,769	14,936
2013	125	13,066	13,191
2014-2018		38,602	38,602
2019-2023		13,476	13,476
Thereafter		3,552	3,552
Total minimum lease payments	2,451	135,732	138,183
Less: sublease rental income		122	122
Lease obligation net of subleases	2,451	$135,610	$138,061
Less amount representing interest	267		
Present value of minimum capital lease payments (including current portion of $773)	$2,184		

Annual rent expense aggregated approximately $24,993,000, $14,760,000 and $13,198,000 in 2008, 2007 and 2008, respectively. Included in rent expense was $860,000, $612,000, and $612, 000 in 2008, 2007 and 2006, respectively, to related parties.Rent expense is net of sublease income of $355,000, $853,000 and $937,000 for 2008, 2007 and 2006, respectively.

Litigation –

Kevin Vukson v. TigerDirect, Inc., OnRebate.com Inc. and Systemax Inc.

On October 18, 2007, Kevin Vukson filed a class action complaint in U.S. District Court (E.D.N.Y.) against TigerDirect, Inc., OnRebate.com Inc. and Systemax Inc. on behalf of himself and all OnRebate customers whose rebates were denied or delayed . (OnRebate.com Inc. is a rebate processing company owned by Systemax.) Vukson's Complaint alleges that since 2004 Systemax, TigerDirect and OnRebate have conducted a deceptive and unlawful enterprise by failing to pay rebates that should have been paid and delaying unnecessarily the payment of other rebates that were paid. Vukson alleges claims arising under Florida's Unfair, Deceptive Trade Practice Act, the federal RICO statute, along with claims for breach of contract, conspiracy to commit fraud and unjust enrichment. On February 11, 2009 the Court dismissed Vukson's complaint with leave to file an amended complaint by February 19, 2009 but ordered that any amended complaint not include a request for punitive damages. On February 19, 2009 Vukson filed an amended complaint with no request for punitive damages, as ordered by the Court. The Company intends to vigorously defend this case.

State of Florida, Office of the Attorney General Subpoena

On January 2, 2008 the Company received a subpoena for documents from the Florida Attorney General's Office relating to the payment and processing of rebates by the Company. The Company received subpoenas for additional documents on January 30, 2008 and on August 25, 2008. The Company is cooperating with the Florida Attorney General's investigation and has provided a substantial number of documents in response to the subpoenas.

Other matters

The Company has also been named as a defendant in other lawsuits in the normal course of its business, including those involving commercial, tax, employment and intellectual property related claims. Based on discussions with legal counsel, management believes the ultimate resolution of these lawsuits will not have a material effect on the Company's consolidated financial statements.

10. SEGMENT AND RELATED INFORMATION

The Company operates and is internally managed in three operating segments, Technology Products, Industrial Products and Software Solutions. The Company's chief operating decision-maker is the Company's Chief Executive Officer. The Company evaluates segment performance based on income from operations before net interest, foreign exchange gains and losses, restructuring and other charges and income taxes. Corporate costs not identified with the disclosed segments and restructuring and other charges are grouped as "Corporate and other expenses." The chief operating decision-maker reviews assets and makes significant capital expenditure decisions for the Company on a consolidated basis only. The accounting policies of the segments are the same as those of the Company described in Note 1.

Financial information relating to the Company's operations by reportable segment was as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Net Sales:			
Technology Products	$2,795,441	$2,553,716	$2,148,104
Industrial Products	237,027	225,746	196,860
Software Solutions	493	413	201
Consolidated	$3,032,961	$2,779,875	$2,345,165
Depreciation Expense:			
Technology Products	$8,219	$6,818	$6,395
Industrial Products	986	1,023	1,040
Software Solutions	1,111	904	683
Corporate	71	35	67
Consolidated	$10,387	$8,780	$8,185
Operating Income (Loss):			
Technology Products	$96,177	$100,958	$68,843
Industrial Products	24,621	20,595	13,947
Software Solutions	(17,948)	(15,813)	(10,092)
Corporate and other expenses	(19,483)	(11,798)	(11,968)
Consolidated	$83,367	$93,942	$60,730
Total Assets			
Technology Products	$400,037	$331,033	$230,512
Industrial Products	98,670	76,634	59,239
Software Solutions	3,531	3,783	3,068
Corporate	201,025	266,194	291,342
Consolidated	$703,263	$677,644	$584,161

Financial information relating to the Company's operations by geographic area was as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Net Sales:			
United States:			
Technology Products	$1,660,902	$1,451,046	$1,268,579
Industrial Products	237,027	225,746	196,860
Software Solutions	493	413	201
United States total	1,898,422	1,677,205	1,465,640
Other North America (Technology Products)	193,950	170,272	135,619
Europe	940,589	932,398	743,906
Consolidated	$3,032,961	$2,779,875	$2,345,165
Long-lived Assets:			
North America – principally United States	$30,188	$21,978	$21,347
Europe	18,277	25,602	27,239
Consolidated	$48,465	$47,580	$48,586

Net sales are attributed to countries based on location of selling subsidiary.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data is as follows (in thousands, except for per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (1)
2008:				
Net sales	$724,737	$756,035	$739,479	$812,710
Gross profit	$114,680	$116,048	$116,469	$116,948
Net income	$18,061	$13,541	$11,273	$9,968
Net income per common share:				
Basic	$.50	$.37	$.31	$.27
Diluted	$.48	$.36	$.30	$.27
2007:				
Net sales	$676,122	$647,102	$687,317	$769,334
Gross profit	$96,674	$99,318	$110,653	$119,656
Net income	$13,895	$13,762	$17,644	$24,180
Net income per common share:				
Basic	$.39	$.38	$.49	$.67
Diluted	$.37	$.37	$.47	$.64

(1) During the fourth quarter of 2007 the Company recorded a write down of certain assets in Europe of approximately $6.7 million and a reversal of certain liabilities in a domestic location of approximately $3.9 million.

SYSTEMAX INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

For the years ended December:
(in thousands)

Description	Balance at Beginning of Period	Charged to Expenses	Write-offs	Other	Balance at End of Period
Allowance for sales returns and doubtful accounts					
2008	$12,122	$2,424	$(5,400)		$9,146
2007	$11,585	$4,575	$(4,038)		$12,122
2006	$12,686	$1,503	$(2,604)		$11,585
Allowance for deferred tax assets					
2008					
Current	$96			$(96)	$-
Noncurrent (1)	$7,291	$1,996	$(64)	$(846)	$8,377
2007					
Current	$738		$(467)	$(175)	$96
Noncurrent (1)	$17,141	$2,842	$(11,408)	$(1,284)	$7,291
2006					
Current	$527	$136		$75	$738
Noncurrent (1)	$14,779	$2,743	$(2,260)	$1,879	$17,141

(1) Charges to expense are net of reductions resulting from changes in deferred tax assets due to changes in tax laws.

Exhibit 31.1

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Richard Leeds, Chief Executive Officer of Systemax Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Systemax Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this l report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter(the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 18, 2009

/s/ RICHARD LEEDS
Richard Leeds, Chief Executive Officer

Exhibit 31.2

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Lawrence P. Reinhold, Chief Financial Officer of Systemax Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Systemax Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this l report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 18, 2009

/s/ LAWRENCE P. REINHOLD
Lawrence P. Reinhold, Chief Financial Officer

Exhibit 32.1

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Executive Officer of Systemax Inc., hereby certifies that Systemax Inc.'s Form 10-K for the Year Ended December 31, 2008 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78 (o)(d)) and that the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Systemax Inc.

Dated: March 18, 2009

/s/ RICHARD LEEDS

Richard Leeds, Chief Executive Officer

Exhibit 32.2

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Financial Officer of Systemax Inc., hereby certifies that Systemax Inc.'s Form 10-K for the Year Ended December 31, 2008 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78 (o)(d)) and that the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Systemax Inc.

Dated: March 18, 2009

/s/ LAWRENCE P. REINHOLD

Lawrence P. Reinhold, Chief Financial Officer

ANNUAL MEETING OF SHAREHOLDERS:
The 2009 Annual Meeting will be held on
Friday, June 12, 2009 at 2:00 p.m. at
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050

TO RECEIVE ADDITIONAL INFORMATION ON THE COMPANY PLEASE SEND A WRITTEN REQUEST TO:
INVESTOR RELATIONS
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050
516-608-7000 ext. 7181
Email: investinfo@systemax.com
Web Site: http://www.systemax.com

STOCK EXCHANGE:
The Company's shares are traded on the
New York Stock Exchange under the symbol SYX.

INDEPENDENT AUDITORS:
ERNST & YOUNG LLP
New York, NY

DIRECTORS

Richard Leeds
Chairman and Chief Executive Officer

Bruce Leeds
Vice Chairman

Robert Leeds
Vice Chairman

Gilbert Fiorentino
Chief Executive-Technology Products Group

Lawrence P. Reinhold
Executive Vice President and
Chief Financial Officer

Stacy S. Dick
Managing Director,
Rothschild, Inc.

Ann R. Leven
Former Treasurer and Chief Fiscal Officer
of the National Gallery of Art

Robert Rosenthal
Chairman and Chief Executive Officer,
First Long Island Investors

CORPORATE EXECUTIVE OFFICERS

Richard Leeds
Chairman and Chief Executive Officer

Bruce Leeds
Vice Chairman

Robert Leeds
Vice Chairman

Lawrence P. Reinhold
Executive Vice President and
Chief Financial Officer

Thomas Axmacher
Vice President and Controller

Curt S. Rush
General Counsel and Secretary

SEGMENT EXECUTIVE MANAGEMENT

Richard Leeds
Industrial Products

Gilbert Fiorentino
Technology Products

John Marrah
Software Solutions

Systemax Inc. Corporate Headquarters
11 Harbor Park Drive, Port Washington, NY 11050

Industrial Products Headquarters
Global Equipment Company Inc.
11 Harbor Park Drive, Port Washington, NY 11050

Technology Products Headquarters
SYX Services, Inc.
7795 West Flagler Street, Miami, FL 33144

Software Solutions Headquarters
ProfitCenter Software Inc.
50 Charles Lindbergh Boulevard, Uniondale, NY 11553

Stock Performance Graph



Financial Summary

(In millions except Basic Net Income (Loss) Per Share)

	2008	2007	2006	2005	2004
Net Sales	$3,032.9	$2,779.9$	2,345.2$	2,115.5$	1,928.1
Income from Operations Before Restructuring and Other Charges	$ 83.4	$ 95.5	$ 61.9	$ 34.8	$ 19.0
Net Income	$ 52.8	$ 69.5	$ 45.1	$ 11.4	$ 10.2
Diluted Net Income Per Share	$ 1.41	$ 1.84	$ 1.22	$ .31	$ .29

Forward-Looking Statements: Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include known and unknown risks, uncertainties and other factors as set forth within the Form 10K forming a part of this document.

Systemax™

2008 Annual Report